Filed pursuant to General Instruction II.L. of Form F-10
                                                          File No.  333-114811



                          PROSPECTUS SUPPLEMENT NO. 1
         TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 21, 2004


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This amended and restated short form prospectus is referred to as a base shelf prospectus and has been filed under legislation in the Province of Alberta that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and then only by persons permitted to sell such securities. The securities offered hereunder have not been and will not be qualified for sale under the securities laws of the Province of Alberta or any other jurisdiction in Canada and may not be offered or sold in the Province of Alberta or in any other jurisdiction in Canada except pursuant to exemptions from the applicable prospectus requirements.


                    Amended and Restated Short Form Base Shelf Prospectus

                                   CP SHIPS

                        REGIONAL FOCUS o GLOBAL SCALE

Secondary Offering                                          22nd November 2004
------------------


       US$200,000,000 4% Convertible Senior Subordinated Notes due 2024

On 24th February 2004, CP Ships Limited ("CP Ships" or the "Company") issued and sold US$200.0 million aggregate principal amount of 4% convertible senior subordinated notes due 2024 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes may be converted into common shares of CP Ships. This prospectus may be used by selling security holders in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities") during the period that this prospectus, including any amendments thereto, remains valid. For a description of the Notes see "Description of Notes". For a description of CP Ships' common shares see "Articles of Amalgamation and Description of Share Capital - Common Shares".

The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages system of the National Association of Securities Dealers, Inc. (the "PORTAL Market"). CP Ships' common shares are listed on The New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "TEU".

INVESTING IN THE NOTES OR CP SHIPS' COMMON SHARES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 18 OF THIS PROSPECTUS.

The Securities may be offered by holders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the NYSE and the TSX. See "Plan of Distribution". This prospectus is filed in the Province of Alberta, Canada and as part of a registration statement in the United States pursuant to a multijurisdictional disclosure system adopted by the United States. Holders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "Securities Act"). Any profits realized by holders may be deemed to be underwriting compensation. If the holders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the Securities Act.

CP Ships will not receive any of the proceeds from the resale of the Securities by any of the holders.

CP SHIPS IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH APPLICABLE CANADIAN DISCLOSURE REQUIREMENTS. PROSPECTIVE UNITED STATES INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND ARE SUBJECT TO CANADIAN AUDITING AND STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA (SEE "CERTAIN INCOME TAX CONSIDERATIONS" ON PAGE 57 HEREIN). SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

THE ABILITY OF AN INVESTOR TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES' FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE CP SHIPS IS INCORPORATED UNDER THE LAWS OF THE PROVINCE OF NEW BRUNSWICK, CANADA, A MAJORITY OF CP SHIPS' OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE RESIDENT OUTSIDE OF THE UNITED STATES, AND MOST OF CP SHIPS' ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED OUTSIDE OF THE UNITED STATES.

THE SPECIFIC TERMS OF AN OFFERING OF SECURITIES WILL BE SET FORTH IN A PROSPECTUS SUPPLEMENT TO THIS PROSPECTUS.

THERE IS NO MARKET THROUGH WHICH THE NOTES MAY BE SOLD AND PURCHASERS OF NOTES MAY NOT BE ABLE TO RESELL THE NOTES PURCHASED UNDER THIS PROSPECTUS.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY INDIVIDUAL STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

DOCUMENTS INCORPORATED BY REFERENCE...........................................5

FORWARD-LOOKING STATEMENTS....................................................6

SUMMARY.......................................................................7

SUMMARY CONSOLIDATED FINANCIAL INFORMATION...................................13

RISK FACTORS.................................................................19

USE OF PROCEEDS..............................................................29

CAPITALIZATION...............................................................30

PRICE RANGE OF COMMON SHARES OF CP SHIPS.....................................31

DIVIDEND POLICY..............................................................31

EARNINGS COVERAGE............................................................32

DESCRIPTION OF NOTES.........................................................33

ARTICLES OF AMALGAMATION AND DESCRIPTION OF SHARE CAPITAL....................56

CERTAIN INCOME TAX CONSIDERATIONS............................................58

PLAN OF DISTRIBUTION.........................................................67

LEGAL MATTERS................................................................69

SCHEDULE A..................................................................A-1

                                ---------------

    CP Ships' consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or "Canadian GAAP". For a discussion of the material differences affecting CP Ships between Canadian GAAP and generally accepted accounting principles in the United States, or "U.S. GAAP", see Note 23 to CP Ships' restated audited consolidated financial statements for the year ended 31st December 2003 incorporated by reference in this prospectus. "EBITDA", as used in the prospectus, is defined as earnings before interest, tax, depreciation, amortization, exceptional items, goodwill charges and minority interest. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company's operating performance and is a useful indicator of CP Ships' ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation may not be comparable to other similarly titled measures of other companies. CP Ships' discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties. CP Ships states its financial statements in U.S. dollars. In this prospectus, references to Canadian dollars or Cdn$ are to the currency of Canada, references to dollars and U.S. dollars, U.S.$ or $ are to the currency of the United States and references to GB Pounds or Sterling are to the currency of the United Kingdom.

    In making an investment decision, prospective investors must rely on their own examination of the Company, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as investment, legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the Securities under applicable legal investment or similar laws or regulations.

    Information and statistics regarding the industry in which CP Ships operates is referred to and relied upon in this prospectus. This market data was obtained from independent industry publications or other publicly available information. Although CP Ships believes that these sources are reliable, it has not independently verified the information and does not guarantee the accuracy and completeness of this information.

    This prospectus contains summaries CP Ships believes to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to CP Ships or the selling security holders.

    This prospectus includes references to certain Internet websites. None of these websites, or their content, are incorporated by reference into this prospectus.

                      DOCUMENTS INCORPORATED BY REFERENCE

    Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and with the Securities and Exchange Commission (the "SEC") in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President -- General Counsel and Secretary of CP Ships at 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex RH6 0PA, United Kingdom (telephone number +44 (0)1293 866200) or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC's Electronic Data Gathering, Analysis and Retrieval System (EDGAR). Disclosure documents filed with the SEC are available through EDGAR at www.sec.gov.

    The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

        (a) CP Ships' audited consolidated financial statements as at 31st December 2003 and 2002 and for each of the years in the three-year period ended 31st December 2003, as restated, as well as the auditor's report thereon as filed on 15th November 2004;

        (b) CP Ships' management's discussion and analysis of operating results and financial position for the year ended 31st December 2003 as amended;

        (c) CP Ships' material change report dated 12th May 2004 regarding a restatement of CP Ships' financial results for fiscal year 2003 and of its balance sheet as at 31st December 2003;

        (d) CP Ships' material change report dated 11th August 2004 regarding the restatement of CP Ships financial results for fiscal years 2003 and 2002 and first quarter 2004;

        (e) The revised Annual Information Form of CP Ships dated as of 3rd September 2004 for the fiscal year ended 31st December 2003;

        (f) CP Ships' management proxy circular dated 12th March 2004 for the annual and special meeting of shareholders held on 4th May 2004, with the exception of the information under the headings "Report on Executive Compensation" and "Corporate Governance" and the graph on page 14 showing cumulative shareholder return;

        (g) CP Ships' unaudited interim consolidated financial statements as at and for the nine months ended 30th September 2004; and

        (h) CP Ships' management's discussion and analysis of operating results and financial position for the period ended 30th September 2004.

    Any document of the type referred to above (excluding confidential material change reports), and any updated earnings coverage ratios filed by CP Ships with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement will be deemed to be incorporated by reference in this prospectus.

    A prospectus supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of the Securities covered by that prospectus supplement, unless otherwise expressly provided therein.

    Upon a new annual information form and the related annual financial statements being filed by CP Ships with the Alberta Securities Commission during the currency of this prospectus, CP Ships' previous annual information form, previous annual financial statements and all interim financial statements, management's discussion and analysis of operating results and financial position, material change reports, annual filings and information circulars filed prior to the commencement of the then current financial year shall be deemed no longer to be incorporated into this prospectus for the purposes of future offers and sales of Securities hereunder.

    ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT WILL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE PART OF THIS PROSPECTUS.


                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference into this prospectus contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to the operations, anticipated financial performance, business prospects and strategies of CP Ships. These statements can be found in the management's discussion and analysis of financial condition and results of operations incorporated by reference herein and elsewhere in this prospectus and in other documents incorporated by reference into this prospectus. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including, but not limited to, those discussed under "Risk Factors", that could cause actual results to differ materially from those suggested by the forward-looking statements.

   Investors are cautioned not to place undue reliance on forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; industry over-capacity; changes in demand for container shipping; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in implementing a cost savings program; currency exposures and exchange rate fluctuations; fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures introduced by governmental and industry trade practice groups; and CP Ships' anticipation of and success in managing the risks arising from the foregoing.

   The above list of important factors affecting forward-looking information is not exhaustive. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

                                    SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including "Risk Factors" and "Description of Notes") appearing elsewhere in this prospectus, as well as in the documents incorporated by reference, including CP Ships' consolidated financial statements and their related notes.

                                   CP SHIPS
Overview

   CP Ships is one of the world's leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. It operates a fleet of 80 ships in 23 trade lanes focusing on four principal markets. In 2003, the Company transported 2.2 million twenty foot equivalent units ("teu"), the standard measure of volume in the industry, on behalf of approximately 23,700 customers. Based on standing capacity, CP Ships ranks as the fourteenth largest carrier in the world, giving it the economies of scale available to global carriers.

   In 2003, the Company had restated revenue of $3.13 billion and EBITDA as restated of $221 million before an exceptional charge of $10 million related to its organizational restructuring in Europe.

   CP Ships is a regional specialist that offers direct services to a wider range of ports within a particular market than is generally offered by global carriers. This approach, together with its global scale, allows it to provide customers with the local expertise and market presence of a regional specialist combined with many of the operating advantages of a global carrier. CP Ships provides scheduled services in its four principal markets:
TransAtlantic, Australasia, Latin America and Asia, which it serves through seven well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines, TMM Lines and Italia Line.

   CP Ships operates in an industry whose annual volume growth has on average exceeded global gross domestic product growth by two to three times over the last 20 years. Since its introduction in the 1950s, the container shipping industry has facilitated world trade because of its simplicity, efficiency and low cost, becoming an integral part of the global sourcing strategies for many of the world's major manufacturers and retailers.

   Over the last seven years, CP Ships considers it has outperformed, on the basis of return on capital employed ("ROCE"), in both weak as well as strong market conditions, the average ROCE of those carriers in the top 20 for which data is publicly available due to its business model based on its competitive strengths and strategy which are discussed below.

Competitive Strengths

   CP Ships considers it has the following strengths which allow it to compete successfully:

   Leading market position. CP Ships believes it is the largest carrier based on market share in a majority of its 14 core trade lanes. This leading market position has been achieved by focusing on customers and customer service through its well-recognized and highly-regarded brands.

   Regional focus. The Company's regional focus provides more reliable and frequent service schedules, flexible and timely responses to changes in local market conditions, the ability to offer customized services, greater trade lane economies of scale and premium pricing for its services. These attributes, along with its strong market position, provide it with a measure of protection from new competitors on its core trade lanes.

    Low cost operator. A combination of global scale economies and trade lane scale economies based on strong market position has allowed CP Ships to reduce its costs significantly. Savings in costs associated with ship networks, terminals and stevedoring, the container fleet, inland transport and administration have contributed to a 19% reduction in cost per teu from 1996 to 2002. Cost per teu as restated increased in 2003 compared to 2002 by 7%, mainly due to increased fuel and charter costs and the depreciation of the U.S. dollar, which increased the reported amount of the substantial portion of CP Ships' costs incurred in other currencies, such as the euro, Canadian dollar, Mexican Peso and GB Pound Sterling. However, CP Ships remains committed to its cost savings programs.

   Diversified customer base. CP Ships has approximately 23,700 customers which are diversified both by geography and by industry. Its largest customer represented 2.1% of its revenue in 2003, and its top ten customers accounted for only 8.5%. This diversity protects CP Ships against the adverse effect of relying on a single customer or industry.

   Successful track record of acquisitions. CP Ships has successfully completed nine acquisitions since 1993 often involving the turn-around of under-performing businesses. It has successfully integrated those businesses, improving both services and profitability. Acquisitions have contributed to a compound annual growth of revenue of 25% since 1994.

   Experienced management team. CP Ships' senior management team average over 20 years experience in the container shipping industry. The large majority of the management team has worked for CP Ships for many years or with its acquired businesses. Incentives are provided to senior management through share-based compensation and to all staff (including senior management) through cash incentives based on operating income.

Strategy

   Six principal strategies underpin CP Ships' business model, which has delivered average ROCE above the industry average over many years.

   Concentration on container shipping. CP Ships concentrates on container shipping services which allows management to focus on one business and to plan for and quickly respond to often rapidly changing economic, political and trade conditions in what is a truly international business.

   Focus on regional markets. CP Ships has built strong positions in a number of regional markets. It is the leading carrier in the majority of its core trade lanes, which allows it to offer the best schedules and services to its customers and to maximize trade lane economies of scale.

   Pursue selective acquisitions. Since 1993, nine acquisitions have been executed and integrated successfully, often involving the turnaround of under-performing businesses. CP Ships' revenue is now seven times larger than in 1994. In a relatively fragmented industry under economic pressure, there will likely be further acquisition opportunities. CP Ships expects to continue to pursue a disciplined acquisition strategy that enables it either to grow in its existing markets or to carefully expand into new markets, thereby helping it to achieve further economies of scale that improve operating performance.

   Furthermore, as a way of leveraging strong regional positions and adding value to our core container services, CP Ships intends to selectively and modestly develop logistics services. In April 2004, CP Ships closed the acquisition of Montreal based ROE Logistics, a family owned business specializing in providing a range of freight forwarding, customs brokerage, logistics, warehousing and distribution services.

   Enhance strong brands. CP Ships offers two or more of its well-recognized brands in all of its trade lanes. It intends to strengthen its brands by continuing to respond to the evolving needs of its customers by selectively expanding its services, improving service frequencies and transit times, improving the efficiency of its inland transportation networks and implementing effective training and staff retention programs. CP Ships considers that its multiple branding approach results in higher levels of service and customer loyalty and is one of the best ways to build and retain market share.

   Provide supply chain solutions. Integrated door-to-door or intermodal container transportation is the largest component in the logistics supply chains of international trade. CP Ships continues to emphasize consistently reliable, tailor-made intermodal supply chain solutions for its customers to strengthen customer relationships and protect operating margins.

   Reduce costs. Delivering low-cost, high-quality service is a key to success in the highly competitive container shipping industry. CP Ships reduced its cost per teu as restated by 14% from 1996 to 2003, and remains committed to its cost savings programs.

                                                   The Notes

Issuer.......................   CP Ships Limited, a corporation subsisting under the Business Corporations Act
                                (New Brunswick) Canada

Notes........................   $200,000,000 aggregate principal amount of 4% convertible senior subordinated notes due 2024

Maturity.....................   30th June 2024

Interest.....................   CP Ships will pay 4% interest per annum on the principal amount of the Notes, payable semi-annually in arrears on 30th June and 30th December of each year, starting on 30th June 2004.

Conversion rights............   The Notes may be converted into common shares only under the following circumstances:

                                o  During any fiscal quarter commencing after 30th June 2004 and only during such fiscal quarter, if the closing sale price of one of CP Ships' common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 trading day period ending on the last trading day of the preceding fiscal quarter;

                                o  During the five business day period after any five consecutive trading day period, referred to as a measurement period, in which the trading price per
                                   Note for each day of such measurement period was less than 98% of the product of the closing sale price of one of CP Ships' common shares and the conversion rate for such date; provided, however, in certain circumstances described under "Description of Notes -- Conversion Rights -- Conversion
                                   Upon Satisfaction of Trading Price Condition", investors will receive common shares or cash, or a combination of common shares and cash, with a value equal to the principal amount of the Notes, plus accrued and unpaid interest and accrued and unpaid additional interest (as described below under "Description of Notes -- Registration Rights"), if any

                                o  If the Notes have been called for redemption; or

                                o  If CP Ships engages in specified corporate transactions described below under "Description of Notes -- Conversion Rights -- Conversion Upon
                                   Specified Corporate Transactions".

                                   The Notes are initially convertible into 39.6542 common shares per $1,000 principal amount of Notes. This rate results in an initial conversion price of approximately $25.22 per share. See "Description of Notes -- Conversion
                                   Rights." CP Ships may, in lieu of delivering its common shares upon conversion of all or a portion of the Notes, elect to pay cash or a combination of cash and common shares. The conversion rate may be adjusted for certain reasons, including for any cash dividend or distribution payable to all holders of CP Ships' common shares to the extent such cash dividend or distribution, together with any other cash dividend or distributions paid on CP Ships' common shares during the preceding 12 months, exceeds $0.16 per share (subject to adjustment). The conversion rate will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, investors will not receive any payment representing accrued and unpaid interest upon conversion of a Note.

                                   For a description of CP Ships' common shares, see "Articles of Amalgamation
                                   and



                                                      9

                                   Description of Share Capital - Common Shares".

Ranking......................   The Notes will be CP Ships' general unsecured senior subordinated obligations and will be subordinated in right of payment to all of CP Ships' existing and future senior indebtedness (including indebtedness to CP Ships' subsidiaries);
                                structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of CP Ships' existing and future subsidiaries (other than indebtedness and other liabilities owed to CP Ships);
                                equal in right of payment to any future senior subordinated indebtedness; and
                                senior in right of payment to any future indebtedness that expressly provides that it is subordinated in right of payment to the Notes.

                                In addition, the Notes will be effectively subordinated in right of payment to
                                CP Ships' secured indebtedness to the extent of the security.

                                As of 31st December 2003, CP Ships had approximately $507 million of balance sheet debt, including $291 million of subordinated loans from its subsidiaries and had guaranteed a further $451 million of its subsidiaries' balance sheet debt obligations, and CP Ships' subsidiaries had balance sheet debt of approximately $797 million, including $342 million of loans from CP Ships. On a consolidated basis, substantially all of CP Ships' operating liabilities are incurred by its subsidiaries and therefore structurally senior to the Notes.
                                Certain subsidiaries also provide guarantees in respect of the 10 3/8% Senior
                                Notes (as defined below). The indenture for the Notes does not restrict CP
                                Ships or its subsidiaries from incurring additional debt or other liabilities.

Purchase of Notes at the        An investor may require CP Ships to purchase all or a portion of the Notes it
option of holder.............   holds on 30th June 2009, 30th June 2014 and 30th June 2019, at a purchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but excluding, the date of purchase. For more information about the purchase of the Notes by CP Ships at the option of the holder, see
                                "Description of Notes -- Purchase at Option of the Holder".

Purchase of Notes at the        Upon a "fundamental change" or "termination of trading" (as defined under
option of holder upon certain   "Description of Notes -- Offer to Purchase at Option of the Holder Upon a
designated events............   Designated Event") CP Ships may be required to offer to purchase all outstanding Notes at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

CP Ships' optional              CP Ships may redeem any of the Notes beginning 3rd July 2009 by giving
redemption...................   investors at least 30 days' notice. CP Ships may redeem the Notes either in whole or in part at a redemption price of 100% of principal amount of the
                                Notes plus accrued and unpaid interest to, but excluding, the redemption date.

Use of proceeds..............   CP Ships will not receive any of the proceeds of the sale hereunder by selling security holders of the Notes or common shares. CP Ships received net proceeds of approximately $194 million from the sale of the Notes to the initial purchasers on 24th February 2004, $190 million of which net proceeds were applied to reduce borrowings under revolving credit facilities and the balance of which were used for general corporate purposes.

Sinking fund.................   None

Additional amounts...........   All payments CP Ships makes with respect to the Notes will be made without withholding or deduction for taxes unless CP Ships is legally required to do so, in which case CP Ships will pay such additional amounts as may be necessary so that the net amount received by holders of the Notes (other than certain excluded holders) after



                                                      10

                                such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See
                                "Description of Notes -- Additional Amounts".

Tax redemption...............   In the event that CP Ships has become or will become obligated to pay
                                Additional Amounts, CP Ships may redeem, in whole but not in part, the
                                Notes for a purchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but excluding, the redemption date.  Upon CP Ships giving notice of redemption, a holder may elect not to have its Notes redeemed in which case such holder would not be entitled to receive the Additional Amounts.  See
                                "Description of Notes -- Redemption for Tax Reasons".

Governing law................   The indenture under which the Notes were issued and the Notes are governed by the laws of the State of New York.

Registration rights..........   At the time of the initial sale of the Notes, CP Ships entered into a registration rights agreement with the initial purchasers of the Notes pursuant to which CP Ships agreed to:

                                o  file a shelf registration statement with the SEC covering resales of the
                                   Notes in the United States and the common shares issuable upon conversion of the Notes within 120 days after the closing date of the initial sale;

                                o  use reasonable best efforts to have the shelf registration statement declared effective within 180 days of the closing date of the initial sale;
                                   and

                                o  use reasonable best efforts to keep the shelf registration statement effective until the date there are no longer any outstanding registrable securities, as defined in "Description of Notes -- Registration Rights".

                                If CP Ships does not comply with these requirements or certain other covenants set forth in the registration rights agreement, CP Ships will be required to pay additional interest or liquidated damages, as the case may be, to holders of the Notes or common shares issued on the conversion of Notes. See
                                "Description of Notes -- Registration Rights."

Transfer restrictions........   Neither the Notes nor the common shares issuable upon conversion of the Notes have been qualified for distribution to the public in Canada and are therefore subject to restrictions on transfer. Additionally, the certificates evidencing the Notes and the common shares issued upon conversion of the Notes will bear a legend to the effect that, unless permitted under Canadian securities legislation, an investor may not trade, resell or otherwise transfer the Notes or the common shares issued upon conversion of the Notes in any province or territory of Canada or to any Canadian Person prior to 25th June 2004.
                                Following such date, the Notes and common shares issued upon conversion of the
                                Notes will not generally be subject to any restriction on transfer under applicable Canadian provincial securities legislation.

Listing and trading..........   The Notes are eligible for trading on the PORTAL Market. CP Ships' common shares are listed on the NYSE and the TSX under the symbol "TEU".

Risk Factors.................   In analyzing an investment in the Securities offered hereby, prospective investors should carefully consider, along with other matters referred to and incorporated by reference in this prospectus, the information set forth under
                                "Risk Factors".

For a more complete description of the terms of the Notes, see "Description of Notes". For a description of CP Ships' common shares, see "Articles of Amalgamation and Description of Share Capital - Common Shares".

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   The following tables set out certain consolidated financial and operating information for CP Ships as at the dates and for the periods indicated.

   The information shown below should be read in conjunction with CP Ships' restated audited consolidated financial statements as at 31st December 2003 and 2002 and for each of the years in the three-year period ended 31st December 2003 as well as the auditor's reports thereon contained therein and CP Ships' management's discussion and analysis of operating results and financial position for the year ended 31st December 2003, as amended, all of which are incorporated by reference herein. CP Ships' consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP as they affect CP Ships, see the notes to the consolidated financial statements incorporated by reference herein.

   Prior to 1st October 2001, CP Ships Holdings Inc. ("CPSHI") was the wholly-owned holding company of Canadian Pacific Limited's ("CPL") container shipping interests. On 1st October 2001, as part of a plan of arrangement (the "Plan of Arrangement") under the Canada Business Corporations Act, CPL distributed its interests in CPSHI to CP Ships, a newly created subsidiary company of CPL. CPL then distributed its investment in CP Ships to its common shareholders on the basis of one new common share in CP Ships for four old CPL common shares (the "Spin-off"). Where appropriate, share numbers in the financial statements and other financial information reflect the effect of this share consolidation applied retroactively. As both CPSHI and CP Ships were under the control of CPL at the time, the transactions have been accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPSHI has become the historical financial information of CP Ships.

Consolidated Statements of Income Data (Canadian GAAP)

                                                                      Year ended 31st December
                                                                 --------------------------------
                                                                  2001(1)   2002 (10)   2003 (10)
                                                                 --------   ---------   ---------
                 ($ millions, except amounts per share,
                             presented in $)
                                                                           (restated)   (restated)

                Revenue......................................      2,646      2,687      3,130
                Expenses.....................................     (2,507)    (2,611)    (3,028)
                                                                 --------   ---------   ---------
                Operating income before exceptional items....        139         76        102
                Exceptional items............................        (43)         2        (10)
                                                                 --------   ---------   ---------
                Operating income.............................         96         78         92
                Interest income (expense), net...............         --        (23)       (36)
                Income tax expense...........................        (12)       (10)        (3)
                Minority interest............................          1         --         --
                Goodwill charges(2)..........................        (16)        --         --
                                                                 --------   ---------   ---------
                Net income...................................         69         45         53
                                                                 ========   ========   ========
                Earnings per common share basic(3)...........    $  0.83     $ 0.53     $ 0.59
                Earnings per common share diluted(3).........    $  0.83     $ 0.52     $ 0.57
                Cash dividend declared per common share......         --     $ 0.16     $ 0.16
                Cash dividend declared per preference share..    $ 17.69         --         --



                                      13

Other Consolidated Data (Canadian GAAP)

                                                                      Year ended 31st December
                                                                 --------------------------------
                                                                  2001(1)   2002 (10)   2003 (10)
                                                                 --------   ---------   ---------
                                                              ($ millions, unless otherwise stated)
                                                                           (restated)  (restated)

            Other financial information
            EBITDA (unaudited)(4):...........................        213        169        221
            Rent expense under operating leases(5)...........        458        365        362
            Capital expenditures(6)..........................        288        439        158
            Cash inflow (outflow) from
              Operations.....................................        190         84        150
              Financing activities...........................        (42)       397        (82)
              Investing activities...........................       (154)      (487)      (103)
            Ratio of earnings to fixed charges
            (unaudited)(7)...................................       1.60       1.44       1.40


                                                                      Year ended 31st December
                                                                 --------------------------------
                                                                   2001        2002        2003
                                                                 --------   ---------   ---------
           Other unaudited operational data
           Volume (teu millions).............................       1.84       2.01       2.20
           Container fleet at the period end (teu 000s)......        345        413        443
           Number of ships employed at period end(8):
             Owned(9)........................................         31         36         46
             Chartered.......................................         47         53         34
             Total...........................................         78         89         80

Consolidated Balance Sheet Data (Canadian GAAP)

                                                                         As at 31st December
                                                                 --------------------------------
                                                                  2001(1)   2002 (10)   2003 (10)
                                                                 --------   ---------   ---------
                                                                          ($ millions)
                                                                           (restated)  (restated)
           Cash and cash equivalents    .....................        116        110         75
           Accounts receivable (1)...........................        453        526        463
           Total assets (1)..................................      1,923      2,487      2,500
           Total debt........................................        230        597        651
           Common share capital..............................        597        685        686
           Shareholders' equity (1), (10)....................      1,096      1,218      1,278

----------

(1) The 2001 financial statements have been revised. This follows a re-examination and correction of the accounting treatment for consent payments made in August 2001 to parties to the Montrose and Montclare ship leases to allow an efficient spin-off from CPL under the Plan of Arrangement. The costs were originally deferred and were being amortized over the expected lives of the ship leases. However, it has been determined that the consent payments should have been written off in 2001. The effect is to add $7 million to the 2001 exceptional charge for costs related to the spin-off which was part of a total $36 million exceptional charge. Previously reported 2001 net income has been reduced by $7 million and earnings per share by $0.09 per share.

(2) The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income by $16 million and increase basic and diluted earnings per share by $0.20.

(3) Earnings per common share is calculated after deduction of preference dividends in the years ended 31st December 2003, 2002 and 2001 of $0, $0 and $3 million, respectively. Basic and diluted earnings per common share have been calculated using net income after deducting the preference shares dividend divided, by 89.8 million and 92.6 million shares, respectively, for the year ended 31st December 2003 and 84.8 million and
    86.1 million shares, respectively, for the year ended 31st December 2002 and 79.3 million and 79.9 million shares, respectively, for the year ended 31st December 2001.

(4) EBITDA, as used in this prospectus, is defined as earnings before interest, tax, depreciation, amortization, exceptional items, goodwill charges and minority interest. EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company's operating performance and is a useful indicator of CP Ships' ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentation may not be comparable to other similarly titled measures of other companies. CP Ships' discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties. Exceptional items were: (i) charges of $43 million relating to the spin-off and restructuring in 2001,
    (ii) a credit of $2 million relating to the restructuring of the Company's organization and offices in 2002, and (iii) a charge of $10 million relating to organizational restructuring in Europe in the year ended 2003.

   The table below shows a reconciliation of restated net income to EBITDA.

                                                            Year ended
                                                          31st December,
                                                 -------------------------------
                                                 2001 (1)   2002 (10)  2003 (10)
                                                 --------   ---------  ---------
                                                         ($ millions)
                  Net income.....................    69        45         53
                  Goodwill charges...............    16        --         --
                  Income tax expense.............    12        10          3
                  Interest expense, net..........    --        23         36
                  Depreciation and amortization..    74        93        119
                  Minority interest..............    (1)       --         --
                  Exceptional items..............    43        (2)        10
                                                    ---       ---        ---
                  EBITDA.........................   213       169        221
                                                    ===       ===        ===

(5) The following table sets out rent expenses for operating leases for the periods indicated:

                                                 Year ended 31st December
                                             -------------------------------
                                                2001       2002       2003
                                             ---------- ---------- -------
                                                      ($ millions)
                              Ships.....         308        207        177
                              Containers         132        131        153
                              Others....          18         27         32
                                                ----       ----       ----
                              Total.....         458        365        362
                                                ====       ====       ====

(6) Capital expenditures comprises cash paid in the period for additions to capital assets and deposits on ships, excluding capital leases. In the year ended 31st December 2003, CP Ships received a refund of $43 million for stage payments made from 2001 through 2003 as a result of the Spirit and Venture Leases.

(7) Ratio of earnings to fixed charges comprises earnings (including charges for goodwill and preference share dividends but excluding charges for minority interest) before income tax expense plus fixed charges as a multiple of the fixed charges. Fixed charges comprise interest expense on balance sheet debt and an estimate of interest included in operating lease rentals, being one-third of such rental expense net of estimated operating costs, such as for crew and certain repair and maintenance costs included in rentals under ship time charter agreements. They also include the preference stock dividend payments.

(8) The number of ships employed at the period end includes sub-charters to third parties and ships being repositioned.

(9) Owned ships includes indirectly owned ships, bare-boat charters and long-term time charters some of which may contain a purchase option.

(10) On 16th August 2004, the Company restated the previously reported results for 2003 to reflect an increase in container shipping costs of $23 million and a reduction in revenue of $6 million, resulting in a reduction in net income of $29 million. At the same time, 2002 results were also restated to reflect an increase in container shipping costs and a reduction in net income of $7 million.

     The balance sheet as at 31st December 2003 has been restated to increase accounts payable and accrued liabilities by $30 million and to reduce accounts receivable by $6 million, with a corresponding reduction of $36 million in retained earnings.

     The balance sheet as at 31st December 2002 has been restated to increase accounts payable and accrued liabilities by $7 million with a corresponding $7 million reduction in retained earnings.

     a) Impact of restatement of consolidated statements of income
     -------------------------------------------------------------

     The impact of the restatements on net income for the years ended 31st December 2003 and 2002 are as follows:


         US$ millions                                31st December 2003      31st December 2003
    -------------------------------------------------------------------------------------------

    Net income - as previously reported                         82                  52

    Adjustments:
    Revenue
    Container shipping operations (i)                          (6)                  -

    Expenses
    Container shipping operations (ii),
    (iii)                                                      (23)                (7)
                                              -------------------------------------------------

    Total adjustments                                          (29)                (7)
                                              -------------------------------------------------

    Net income - as restated                                    53                  45
                                              -------------------------------------------------



    (i) Adjustment required to eliminate revenue-related balances that should not have been included on the balance sheet. Of this amount $3 million is to eliminate inter-company items previously not eliminated on consolidation and included within accounts receivable. A further $3 million relates to the elimination of other miscellaneous revenue-related balances which should not have been recognized as revenues and accounts receivable.

    (ii) The 2003 adjustment includes $20 million to correct the level of accruals established for container shipping costs. These underaccruals resulted from issues that affected certain of the processes and controls required to make and maintain reasonable estimates of accruals. A further $2 million relates to an incorrect reversal of cost accruals. An additional $1 million relates to the elimination of certain other cost-related balances.

    (iii) The 2002 adjustment of $7 million is to charge additional costs for container shipping operations, required as a result of the unintentional recording of an inter-company liability within accruals and the subsequent charging of third party costs against this balance.

    None of the adjustments reflected above are affected by income taxes and therefore no restatement of the company's previously reported provisions for income taxes is required.

    b) Impact of restatement on consolidated statements of retained earnings


                                             31st December 2003     31st December 2002    31st December 2001
    US$ millions
    --------------------------------------------------------------------------------------------------------
    Retained earnings - as
    previously reported
                                                      615                547                      509

    Adjustments                                       (36)                (7)                       -
                                   -------------------------------------------------------------------------

    Retained earnings - as                            579                540                      509
    restated
                                   -------------------------------------------------------------------------



    As at 31st December 2003, accounts receivable has decreased by $6 million and accounts payable and accrued liabilities have increased by $30 million.

    As at 31st December 2002, accounts payable and accrued liabilities have increased by $7 million.


    c) Impact of restatement on segmented reporting

    The impact of the restatement on operating income by segment for the years ended 31st December 2003 and 2002 is as follows:

    2003
    ----

                     Trans Atlantic                    Latin America

    US$ millions                      Australasia                       Asia        Other        Total
    ---------------------------------------------------------------------------------------------------
    Operating             82              27                15           (8)          15           131
    income before
    exceptional
    items as
    reported in 2003

    Restatement          (17)             (3)               (4)          (4)          (1)          (29)
                      ----------------------------------------------------------------------------------

    Restated
    operating
    income before
    exceptional
    items
                          65              24                11          (12)          14           102
                      -----------------------------------------------------------------------------------


                                                   17

    2002

                     Trans Atlantic                    Latin America
    US$ millions                      Australasia                       Asia        Other        Total
    ---------------------------------------------------------------------------------------------------

    Operating             60              27                21          (38)          13            83
    income before
    exceptional
    items as
    reported in 2002

    Restatement           (4)              -                 -           (3)           -            (7)
                      -----------------------------------------------------------------------------------

    Restated              56              27                21          (41)          13            76
    operating income
                      -----------------------------------------------------------------------------------

                                 RISK FACTORS

   This section describes some, but not all, of the risks associated with an investment in CP Ships' securities. The order in which these risks are listed does not necessarily indicate their relative importance. Investors should carefully consider these risks in addition to the other information contained or incorporated by reference in this prospectus.

   If any event arising from these risks occurs, or an event occurs as a result of a risk that CP Ships has not yet identified or that CP Ships currently believes is immaterial, CP Ships' business, prospects, financial condition and results of operations could be materially adversely affected, and therefore the market price of CP Ships' securities, including the Notes and common shares, could decline.

Risks Relating to the Container Shipping Industry

The cyclical nature of the container shipping industry could have an adverse effect on business, and the duration and extent of the current upturn remain uncertain.

   Historically, the financial performance of the container shipping industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, container shipping services. The level of shipping capacity is a function of:

   o   the number of ships in the world fleet;

   o   their deployment;

   o   the delivery of new ships; and

   o   scrapping of older ships.

The demand for container shipping services is influenced by, among other factors:

   o   global and regional economic conditions;

   o   currency exchange rates;

   o   the globalization of manufacturing;

   o   fluctuations in the levels of global and regional international trade;

   o   regulatory developments; and

   o   changes in sea-borne and other transportation patterns.

   Changes in the demand for container shipping services are difficult to predict and are a function of global economic activity. Increases in container shipping capacity result from new ships being built and delivered, to the extent that this is not offset by decommissioning of older ships. As at 31st December 2003, CP Ships believes that a record amount of new capacity from ship building is on order for delivery over the next three to four years. This new capacity represents approximately 40% of existing industry capacity.

   Decreases in demand or increases in container shipping capacity could lead to significantly lower freight rates, reduced volume or a combination of the two, which could have a material adverse effect on CP Ships' business, financial condition and results of operations.

CP Ships operates in a highly competitive industry and this competition may result in downward pressure on freight rates.

   The container shipping business is highly competitive and barriers to entry are relatively low, especially for existing container shipping companies ("carriers") wishing to enter, or expand their presence in, a market or trade lane. Carriers compete on many factors, including:

   o   price;

   o   frequency of service;

   o   transit time;

   o   port coverage;

   o   service reliability;

   o   container availability;

   o   inland operations;

   o   quality of customer service; and

   o   value added services and other customer requirements.

   Competition may result in downward pressure on freight rates and could have a material adverse effect on CP Ships' business, financial condition and results of operations. CP Ships experiences strong competition in its markets and trade lanes.

Fluctuations in ship charter rates may increase CP Ships' costs or reduce its competitiveness.

   A ship charter is the lease of a ship, usually for a specified period of time. In the ship charter market, charter rates often fluctuate sharply due to changes in the supply of, and demand for, container shipping services and container ships. Recently, charter rates have been increasing significantly. Carriers with a relatively high proportion of ships under short-term charters will experience significantly higher costs when they renew existing ship charter agreements. In addition, ship owners may seek to extend the term of ship charters on renewal in a market where higher charter rates prevail, and shorter duration charters may become less available. Conversely when charter rates are falling, carriers with a relatively large proportion of owned ships or ships under long-term charters can be placed at a competitive disadvantage to carriers who are able to renew existing ship charter agreements at significantly lower prices.

   A number of chartered ships in CP Ships' fleet are due for renewal in 2005, and these charters if renewed at higher rates would increase costs. Such increases, unless they are able to be offset by higher freight rates, may have a material adverse effect on its business, financial condition and results of operations.

Increases in marine fuel prices may adversely affect results.

   In 2003, marine fuel accounted for approximately 10% of CP Ships' total expenses, net of adjustments for slot revenues and excluding depreciation. The cost of marine fuel is subject to many economic and political factors which are beyond CP Ships' control. An increase in the cost of marine fuel could adversely affect its results of operations and financial condition in the event that CP Ships is not able to increase freight rates or otherwise recover fuel cost increases from customers.

Changes in anti-trust immunities could adversely affect CP Ships.

   Certain types of agreements among carriers are exempted from anti-trust legislation in many countries. These exemptions are important to those carriers who have formed strategic global alliances as well as to other carriers, including CP Ships, primarily in respect of joint service, conference and rate discussion agreements. Recent legislative and case law developments in the United States, Canada, Europe and Australia have gradually eroded and narrowed such exemptions. In February 2002, the European Commission announced that it would study, and re-assess the justifications for the existing anti-trust exemptions. In April 2002, the Organisation for Economic Co-operation and Development published a report suggesting that member countries should seriously consider removing anti-trust exemptions for common pricing and rate discussion. The European Commission has initiated a consultation process involving public hearings. Additionally, three decisions issued by the European Court of First Instance on 28th February 2002 held that the immunities contained in the EC Reg. 4056/86 relating to certain rate fixing agreements apply only to port-to-port services, and do not permit fixing of tariffs for the inland leg of intermodal services. If any of such anti-trust exemptions were to be eliminated or significantly narrowed, it could materially adversely affect the container shipping industry and CP Ships' business, financial condition and results of operations.

Changes in environmental and other regulations could adversely affect CP Ships.

   CP Ships' operations are subject to a wide variety of international, national and local laws and regulations and international agreements, governing maritime operations, environmental protection, the management, transportation, discharge and release of hazardous substances and human health and safety, all of which may change at any time. CP Ships is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although CP Ships has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, financial condition and results of operations.

   In addition, CP Ships may incur additional costs in order to comply with existing and future environmental and other regulatory obligations, including costs relating to air emissions, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of its ability to address pollution incidents. Such costs could have a material adverse effect on its business, financial condition and results of operations.

Labour interruptions could disrupt business.

   CP Ships' operations are reliant upon stevedores and other outside labour employed by third parties at all ports at which its ships call. Industrial action or other labour unrest could prevent or hinder CP Ships' operations from being carried out normally and could have a material adverse effect on its business, financial condition and results of operations if not resolved in a timely and cost effective manner.

Risk of loss and liability may be beyond insurance coverage.

   Maritime property and casualty losses may arise from a variety of causes, including adverse weather, collision, stranding, fire, mechanical failure, human error and spills or leaks resulting in pollution. Such cases may result in third party claims. In addition to such risks, the operation of ships may be affected by terrorist activity and political developments, as well as labour disputes, strikes, war and other causes. Any such event could result in direct losses and liabilities, loss of income or increased costs which could have a material adverse effect on CP Ships' business, financial condition and results of operations.

   In the event that claims or liabilities are assessed against CP Ships, its assets could be subject to attachment, seizure or other judicial processes. Although CP Ships carries insurance policies in an aggregate amount that it considers adequate, and also maintains arrangements to provide security and release from attachments, there can be no assurance that such insurance or arrangements would be sufficient to cover the cost of damages suffered from all such events or that it will be able to renew such insurance on commercially reasonable terms.

   As a result of the significant insurance losses incurred in the 11th September 2001 attacks and related concern regarding terrorist attacks, insurers have increased premiums and reduced or restricted coverage for terrorist losses generally. Accordingly, premiums payable by CP Ships for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of the business.

   International container shipping is subject to security and customs inspection and related procedures ("Inspection Procedures") in countries of origin, destination, and trans-shipment points. These Inspection Procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers such as CP Ships.

   Since the events of 11th September 2001, U.S. and Canadian authorities have more than doubled container inspection rates to approximately 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

   It is unclear what changes, if any, to the existing Inspection Procedures will ultimately be proposed or implemented, or how any such changes will affect the industry and CP Ships. It is possible that such changes could impose additional financial and legal obligations on CP Ships, including additional responsibility for inspecting and recording the contents of containers. Changes to the Inspection Procedures and container security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs arising from current Inspection Procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges. Any such changes or developments may have a material adverse effect on CP Ships' business, financial condition and results of operations.

Risks Relating to CP Ships

CP Ships' future success depends on its ability to achieve and manage growth.

   A significant component of CP Ships' strategy is to expand its business both in the geographic areas and markets where it is currently focused and into new geographic areas and markets. CP Ships also intends to pursue selective acquisitions. CP Ships' future growth will depend upon a number of factors, both within and outside of its control, including its ability to do the following:

   o enhance service offerings in the regional markets that CP Ships already serves;

   o develop further services (by itself or in connection with other carriers) in markets where CP Ships' strengths will enhance its ability to succeed;

   o   establish a viable presence in strategic geographic areas;

   o identify potential acquisition candidates and secure acquisitions on favourable terms;

   o   integrate successfully any acquired business; and

   o   manage the expansion and obtain required financing.

   CP Ships may not be successful in any of the above and any expansion or acquisition may not be profitable. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

   To the extent its operations continue to expand, CP Ships may need to increase the number of ships and containers in its fleet, the number of its employees and the scope of its operational and financial systems to handle increased volume, complexity and expanded geographic area of its operations. There can be no assurance that CP Ships will be able to obtain further ships and containers on a cost efficient basis or to retain and attract qualified management and employees or that its current operational and financial systems and controls will be adequate as it grows. This could ultimately have a material adverse effect on its business, financial condition and results of operations.

Sources of CP Ships' future financing are uncertain.

   CP Ships operates in a capital intensive industry that requires a substantial amount of capital and other long-term expenditures, including those relating to the purchase and construction of new ships by owner-operators like itself and by lessors. CP Ships expects to fund its commitments, other capital and operating expenses from a combination of the following:

   o   cash on hand;

   o   cash generated from operations;

   o   revolving credit facilities; and

   o   the capital markets, including proceeds from this offering.

   CP Ships is, and after the issuance of the Notes will remain, leveraged, which may require CP Ships to use a significant amount of cash to service its debt. This could impair the ability of CP Ships to make necessary capital expenditures, develop business opportunities or make acquisitions.

   CP Ships expects to have sufficient cash and/or committed financing to meet its obligations as they fall due. However, no assurance can be given that it will be able to generate sufficient cash from operations or obtain the necessary financing or that such financing will be at interest rates and on other terms that are favourable to it or consistent with its expectations. The inability to secure necessary financing may adversely affect its business, financial condition and results of operations.

Financing terms may restrict CP Ships' strategies and activities.

   In addition to the indenture under which the Notes were issued, CP Ships is party to a $525 million revolving credit facility, a container lease relating to temperature controlled container equipment, a $200 million 10 3/8% senior note indenture, capital leases for the two container ships Canmar Venture and Canmar Spirit, a container sale and leaseback transaction, a loan secured on four Pacific Class Vessels, and certain other financing transactions.

   The terms of these financings include covenants that require CP Ships to meet certain financial tests and that restrict CP Ships' ability to:

   o   incur additional debt;

   o   create liens or other encumbrances;

   o   commit to additional lease obligations;

   o   acquire other businesses;

   o   sell or otherwise dispose of assets;

   o   lend surplus funds between group companies;

   o   make certain payments and investments;

   o   pay dividends; and

   o   merge or consolidate with other entities in certain circumstances.

   These restrictions may affect CP Ships' growth, expansion into target markets, pursuit of selective acquisitions and ability to plan for and react to changes in its business. These restrictions could have a material adverse effect on CP Ships' business, financial condition and results of operations.

Change of control restrictions and other agreements may put CP Ships in default under existing arrangements and force it to repurchase the 10 3/8% Senior Notes.

   Under the revolving credit facility, the container lease relating to temperature controlled container equipment and the Spirit and Venture Leases, if CP Ships ceases to be listed on the TSX or the NYSE (or any other approved stock exchange) or any person or group acquires more than 25% of the outstanding common shares of CP Ships, this will constitute an event of default under such facilities which, unless waived by the lenders, will require the repayment of all principal and interest owing under such facilities. The Company's revolving credit facility, the container lease relating to temperature controlled container equipment, the Spirit and Venture Leases, the 10 3/8% Senior Notes (as described below), and certain other indebtedness or other obligations contain cross-default provisions that would be triggered by a default under indebtedness for money borrowed having an aggregate principal amount of $15 million ($20 million in the case of the 10 3/8% Senior Notes).

   Under the terms of CP Ships' 10 3/8% Senior Notes, if any person or group acquires 50% or more of the common shares of CP Ships or any other voting shares that may be issued by CP Ships, or if CP Ships consummates certain specific merger or consolidation transactions or sells substantially all of its assets, or the majority of the Board of CP Ships is replaced during any consecutive two-year period and, within 90 days of such event, the credit rating of the 10 3/8% Senior Notes is downgraded by Standard & Poor's, a division of the McGraw-Hill Companies, Inc.("S&P") and Moody's Investors Service, Inc. ("Moody's"), CP Ships will be required to make an offer to purchase all of the outstanding 10 3/8% Senior Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

   In connection with the Spin-off of CP Ships from CPL, CP Ships and other parties entered into the Plan of Arrangement under which CP Ships agreed not to take any action or enter into any transaction (which could include certain transactions involving a change of control of CP Ships) that could cause the Spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and U.S. revenue authorities in connection with the Spin-off. In the event that CP Ships intends to take any action or enter into any such transaction that could have such effect, it will, as required under the arrangement agreement, first obtain a supplemental tax ruling or an opinion from an accounting or law firm confirming that such transaction will not cause the Spin-off to be taxed in such different manner .

   The terms of the revolving credit facility, the container lease relating to temperature controlled container equipment, the Spirit and Venture Leases, the 10 3/8% Senior Notes and the Plan of Arrangement which are, or may be, affected by a transaction involving a change of control, could delay an acquisition of control or make any such transaction more difficult or costly. In addition, if a change of control occurs, there can be no assurance that CP Ships will have sufficient funds or that it will be able to obtain enough funds on reasonable terms to repay its existing or future financing or that it will be able to obtain consents to such change of control from the lenders or other holders of such financing on terms which CP Ships would find acceptable.

Increases in interest rates may materially impact results.

   A majority of CP Ships' debt is at floating rates of interest. Borrowings under the revolving credit facility, the container lease relating to temperature controlled container equipment and the Spirit and Venture Leases are floating rate obligations. To reduce its exposure to interest rate fluctuations, CP Ships may decide to swap these floating rate obligations into fixed rates or otherwise undertake hedges. Unless it fully hedges its interest rate exposure, it will be exposed to interest rate risk resulting from fluctuations in the relevant reference rates. Any such increase in interest expense may have a material adverse effect on CP Ships' business, financial condition and results of operations. Furthermore, if CP Ships decides to enter into agreements to hedge its interest rate risk, there can be no assurance that it will be able to do so on commercially reasonable terms or that these agreements, if entered into, will protect it fully against its interest rate risk.

Fluctuations in currency exchange rates could adversely affect results.

   CP Ships' revenue is denominated primarily in U.S. dollars, but it is exposed to currency exchange risk through local operating costs denominated in other currencies. The most significant exposures are in euros, Canadian dollars, Mexican Peso and GB Pounds Sterling. CP Ships may continue to expand its operations internationally and its exposure to fluctuations in the exchange rate between the U.S. dollar and other currencies may increase. Depreciation of the U.S. dollar generally, and in particular in relation to the euro, Canadian dollar, Mexican Peso and GB pound sterling, could affect trade flows and increase, in U.S. dollar terms, CP Ships' costs and expenses denominated in other currencies. Further fluctuations could adversely affect CP Ships' business, financial condition and results of operations. Although certain agreements to hedge some of its exchange rate exposure have been entered into, there can be no assurance that CP Ships will continue to be able to enter into such agreements on commercially reasonable terms or that these agreements will protect it fully against its exchange rate risk. Accordingly, there can be no assurance that future exchange rate fluctuations between certain other currencies and the U.S. dollar will not have a material adverse effect on CP Ships' business, financial condition and results of operations.

Failure to achieve operating efficiencies could adversely affect growth and competitiveness.

   CP Ships continually reviews the structure and organization of its operations. It implements annual cost savings programs under which it seeks to improve efficiency and reduce costs. CP Ships plans to achieve additional cost savings through the continued rationalization of ship schedules, ship charter renewals, renegotiation of terms with suppliers, organizational changes and other operational actions.

   CP Ships' ability to achieve cost reductions depends in part on factors beyond its control, and no assurance can be given that it will be able to achieve the expected synergies and cost savings. If it fails to achieve cost savings, this could have a material adverse effect on its business, financial condition and results of operations.

The Company's business is subject to global political and economic risks.

   CP Ships operates in various countries around the world and is exposed to the risks of political unrest, war, acts of terrorism and other instability which can result in disruption to its business or the business of its customers, seizure of or damage to its assets and delays in loading or unloading. Any of the foregoing could have a material adverse effect on its business, financial condition and results of operations.

An increase in tax rates or change in tax residency or tax status could adversely affect CP Ships.

   CP Ships is subject to a low effective rate of tax on its income as many of its operating companies reside in low tax jurisdictions or are subject to special tax regimes. In the United States, its activities are substantially exempt from federal income tax although the precise scope of this exemption is uncertain under recently finalized tax regulations.

   In the United Kingdom, CP Ships' principal tax-paying subsidiary is taxed under a tonnage tax regime based on the tonnage of ships in its fleet rather than income earned by the company.

   There can be no assurance that the tax laws and the tax authorities' practices will not change or that future income tax rates and payments will not increase significantly and reduce profits. Such changes or increases could materially adversely affect CP Ships' business, financial condition and results of operations.

   CP Ships believes that it is resident solely in Canada for income tax purposes and intends to take all necessary steps to remain so. CP Ships' tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including but not limited to capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If CP Ships were to pay such taxes this would have a material adverse effect on CP Ships' business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Plan of Arrangement if its ceasing to be Canadian tax resident caused the spin-off to be taxed in a manner inconsistent with the tax rulings obtained from the Canadian and United States revenue authorities in connection with the spin-off. If such indemnification payments were to become due, this may have an adverse effect on CP Ships. Further, the tax consequences to holders of the Notes would generally be different if CP Ships were not resident in Canada.

   CP Ships owns 100% of the voting shares of Linea Maritima Mexicana, S.A. de C.V., a Mexican company ("Mexicana Lines Limited"), which acts as a commercial agent for a number of other companies not resident in Mexico. Because Mexicana Lines Limited exports commission-related services, CP Ships believes that Mexicana Lines Limited is entitled to pay value added tax ("VAT") at a 0% rate to the Administracion Central Juridico Internacional y de Normatividad de Grandes Contribuyentes (the "Mexican Administrative Tax Service"). Consistent with this view, Mexicana Lines Limited has claimed back, and historically the Mexican Administrative Tax Service has refunded, all VAT paid by Mexicana Lines Limited. During 2003, the Mexican Administrative Tax Service stopped refunding VAT paid by Mexicana Lines Limited. Mexicana Lines Limited has submitted a request to the Mexican Administrative Tax Service that the VAT withheld to date be refunded, and that it confirm that the Mexican Administrative Tax Service will resume VAT refunds for future periods.

   The Mexican Administrative Tax Service has notified Mexicana Lines Limited that it is reviewing its status as a commercial agent exporting commission-related services. In addition to withholding the VAT refund, the Mexican Administrative Tax Service may seek to require Mexicana Lines Limited to repay the VAT refunds it has already received. Although CP Ships believes that Mexicana Lines Limited is entitled to these refunds and that the risk of either having to pay these refunds or losing the 0% VAT rating is remote, there can be no assurance that Mexicana Lines Limited will be successful in causing the Mexican Administrative Tax Service to resume the payment of these VAT refunds. If Mexicana Lines Limited is either not able to continue to receive VAT refunds, or required to repay VAT refunds already received, this may adversely affect CP Ships' business, financial condition and results of operations.

Seasonality may impact business and financial condition.

   CP Ships' business is seasonal due to the effects of holidays (such as for consumer goods), crop cycles (for agricultural products) and other factors. Some of its costs are fixed and cannot be readily adjusted for such changes in seasonality. Although peak shipping periods differ in some of the markets in which it operates, revenue and operating income have historically been lower during its first quarter. There can be no assurance that future seasonality in revenue, operating income and working capital requirements will not have a material adverse effect on CP Ships' business, financial condition and results of operations.

Investors may have difficulty bringing actions or enforcing judgments for United States and Canadian securities law liabilities.

   CP Ships is a Canadian company and a number of its directors and officers are not resident in the United States or Canada. In addition, a majority of its assets are located outside of the United States and Canada. As a result, it may be difficult for holders of Notes to rely upon United States federal or state or Canadian provincial securities laws to effect service of process within the United States or Canada on CP Ships or its directors and officers. Holders may also find it difficult to enforce, both in and outside the United States and Canada, judgments obtained in United States or Canadian courts' against CP Ships or its directors and officers based upon the civil liability provisions of U.S. or Canadian securities laws. In addition, it may be difficult for holders to bring an original action outside of the United States or Canada against CP Ships or its directors or officers to enforce liabilities based upon U.S. or Canadian securities laws.

CP Ships' has been sued in class action lawsuits arising out of its restatement of financial results.

    Six class action lawsuits in the US and two in Canada have been filed against CP Ships. These proceedings are at preliminary stage, and to date no class has been certified and no consolidated claim has been filed. The proceedings allege claims against CP Ships, certain directors and its officers arising from the restatement of financial results. CP Ships has retained counsel and intends to defend the allegations vigorously.

Risks Relating to the Notes

The Notes are unsecured and are contractually subordinated to CP Ships' existing and future senior indebtedness, and CP Ships' corporate structure results in the structural subordination of the Notes to all indebtedness and other liabilities of CP Ships' subsidiaries. CP Ships depends upon cash from its subsidiaries to service its debt.

   The Notes are unsecured subordinated obligations of CP Ships. Payments to holders under the Notes will be made after payment of all existing and future senior debt of CP Ships and senior and secured debt of its subsidiaries. As a result, in a winding up, all payments on the Notes will be subordinate to, and subject in right of payment to the prior payment in full of, all claims of all of CP Ships' creditors other than claims in respect of any liability that is, or is expressed to be, subordinated, whether only in the event of a winding up or otherwise, to the claims of all or any of CP Ships' creditors, in the manner provided in the subordinated debt indenture.

   CP Ships is a holding company that conducts all of its business activities through its subsidiaries. As a result, CP Ships is dependent on the cash flow of its subsidiaries to meet its obligations, including the payment of interest and principal on the Notes. CP Ships' subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due under the Notes or to make any funds available for such payment. If CP Ships does not receive cash distributions, dividends or other payments from its subsidiaries, CP Ships may not be able to pay the principal or interest on the Notes or dividends on the common shares issuable upon conversion of the Notes. In addition, the payment of dividends, the making of loans, advances or other payments to CP Ships by its subsidiaries may be limited, among other things, by statutory or contractual restrictions, including those under current or future indebtedness.

   Because of CP Ships' corporate structure, payment of the Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of CP Ships' subsidiaries. None of CP Ships' subsidiaries will be direct obligors on or guarantors of the Notes. Any right of CP Ships to receive assets of any of its subsidiaries upon liquidation or reorganization of any such subsidiary (and the consequent right of holders of the Notes to participate in the distribution or realize proceeds from those assets) will come after the claims of the creditors of any such subsidiary (including trade creditors and holders of any indebtedness of such subsidiary) except if and to the extent CP Ships is itself a creditor of such subsidiary.

Canadian bankruptcy and insolvency laws may impair the enforcement of remedies under the Notes.

   The rights of the holders of Notes and of the trustee who represents the holders of the Notes to enforce remedies are likely to be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation if the benefit of such legislation is sought with respect to CP Ships. For example, both the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada) contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby. Such a restructuring proposal, if accepted by the requisite majorities of each affected class of creditors and if approved by the relevant Canadian court, would affect creditors within any such class who may not otherwise be willing to accept it. Moreover, this legislation permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument.

   It is possible that CP Ships could be subject to insolvency proceedings in other jurisdictions in which it operates. The insolvency laws of these jurisdictions may differ from Canadian insolvency laws.

The Company's ability to purchase the Notes with cash at the option of an investor or upon a designated event may be limited.

   On 30th June 2009, 30th June 2014 and 30th June 2019 or in the event of a "designated event" under the indenture governing the Notes, holders may require CP Ships to repurchase their Notes at 100% of the principal amount of the Notes, plus accrued unpaid interest. CP Ships cannot assure investors that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Notes in cash. CP Ships' ability to purchase the Notes in that event may be limited by law, by the indenture governing the Notes, by the terms of other agreements relating to its debt and by indebtedness and agreements that CP Ships may enter into in the future which may replace, supplement or amend its existing or future debt. In addition, certain of CP Ships' debt obligations contain provisions that would prohibit CP Ships' purchase of the Notes pursuant to this provision without consent of the lenders under such debt obligations. If a holder elects to require CP Ships to purchase the Notes at a time when CP Ships is prohibited from purchasing Notes, CP Ships could seek consent to purchase the Notes under the relevant debt obligations, or attempt to refinance this debt. If CP Ships does not obtain such consent, CP Ships would not be permitted to purchase the notes. CP Ships' failure to purchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of its other indebtedness.

The conversion feature of the Notes could result in investors receiving less than the value of the common shares into which a Note is convertible.

   The Notes are convertible into common shares of CP Ships only if specified conditions are met. If the specified conditions for conversion are not met, investors will not be able to convert the Notes, and investors may not be able to receive the value of the common shares into which the Notes would otherwise be convertible.

There are regulatory restrictions on an investor's ability to resell the Notes and the common shares issuable upon conversion of the Notes.

    Unless the Notes and the common shares issued upon conversion of the Notes are sold pursuant to the shelf registration statement of which this prospectus is a part, holders may transfer or resell the Notes or the common shares only in a transaction exempt from registration under the Securities Act and applicable U.S. state securities laws; in any event, a sale of Notes or common shares must be exempt from the prospectus requirements of applicable Canadian securities laws. Although CP Ships is obligated to register resales of the Notes and the common shares issuable upon the conversion of the Notes under the Securities Act for a limited period, no assurance can be given as to the ability of holders to sell their Notes or the common shares issuable upon conversion of the Notes. Although CP Ships is required to register resales of the Notes and the common shares issuable upon conversion of the Notes, the registration statement may not be available to holders at all times. In addition, selling security holders may be subject to certain restrictions and potential liability under the Securities Act.

   In addition, the Notes and the common shares issuable upon conversion of the Notes are subject to resale restrictions in Canada and may not be transferred or resold to Canadian residents or traded in any province or territory of Canada except in compliance with applicable exemptions from the requirement to prepare a prospectus.

Absence of a public market for the Notes could cause investors in the Notes to be unable to resell them for an extended period of time.

    The initial issuance of Notes constituted a new issue of securities for which there was not an established trading market. CP Ships was informed by Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Citigroup Global Markets Inc., DnB NOR Markets, Inc. and Scotia Capital (USA) Inc. (the "initial purchasers") that they intended to make a market in the Notes after the offering was completed. The initial purchasers may not have commenced market-making and/or may cease their market-making at any time without notice. Although the Notes are designated for trading on the PORTAL Market, CP Ships cannot provide any assurance that an active trading market for the Notes has developed or will develop or, if such market develops, how liquid it will be.

    If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling, or an inability to sell, the Notes. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, the price of CP Ships' common shares into which the Notes are convertible, prevailing interest rates, CP Ships' operating results and the market for similar securities. Depending on the price of CP Ships' common shares into which the Notes are convertible, prevailing interest rates, the market for similar securities and other factors, including CP Ships' financial condition, the Notes may trade at a discount from their principal amount.

CP Ships' common share price may experience substantial volatility, which may affect an investor's ability to sell common shares of CP Ships at an advantageous price and could impact the market value of the Notes.

   The market price of common shares of CP Ships has been and may continue to be volatile. For example, the closing price of common shares of CP Ships on the NYSE has fluctuated during the past twelve months between $11.53 per share (during the third quarter 2004) and $21.58 per share (during the first quarter 2004) and may continue to fluctuate. The volatility may affect an investor's ability to sell common shares of CP Ships at an advantageous price. Additionally, there may be greater volatility in the market price of the Notes than would be expected for nonconvertible debt securities. Market price fluctuations in common shares of CP Ships may be due to acquisitions, dispositions or other material public announcements, along with a variety of additional factors including, without limitation, those set forth under "Forward-Looking Statements". In addition, stock markets in general, including the NYSE and the TSX, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in companies' operating performance. These broad market fluctuations may adversely affect the market prices of the Notes and common shares.

CP Ships has a shareholder rights plan containing provisions that may delay or prevent a change in control.

    The existence of CP Ships' shareholder rights plan, which contains provisions allowing shareholders to acquire additional common shares at one-half of their then-market price in the event of a person becoming the beneficial owner of 20% or more of CP Ships' shares other than through a permitted bid, could have the effect of delaying or preventing a change in control of CP Ships, even if the change in control would be beneficial to CP Ships' shareholders. In addition, the shareholder rights plan could dissuade a potential bidder from making a bid.


                                USE OF PROCEEDS

    CP Ships will not receive any of the proceeds of the sale hereunder by selling security holders of the Notes or common shares issued upon conversion of the Notes. CP Ships received net proceeds of approximately $194 million from the sale of the Notes to the initial purchasers on 24th February 2004, $190 million of which net proceeds were applied to reduce borrowings under revolving credit facilities and the balance of which were used for general corporate purposes.

    The estimated net proceeds of the sale of Securities to be received by selling security holders, and their use, will be specified in the prospectus supplement relating to the offering of such Securities.

                                CAPITALIZATION

   The following table shows the consolidated capitalization of CP Ships as at 31st December 2003 and on an as adjusted basis to give effect as at 31st December 2003 to the offering of the Notes and the application of the net proceeds of the offering of Notes to reduce CP Ships' borrowings under its revolving credit facilities. Since 31st December 2003, there has been no material change in the consolidated capitalization of CP Ships other than as described in this prospectus.

                                                                  As at 31st December 2003
                                                                  ------------------------
                                                                Actual (8)     As Adjusted (8)
                                                               ------------  ------------------
                                                                                 (unaudited)
                                                                (restated)       (restated)

                                                                        ($ millions)
               Cash and cash equivalents....................          75              79
                                                                    ----            ----
               Debt due within one year
                 Debt due within one year...................          19              19
                                                                    ----            ----
               Debt due after one year
                 Revolving credit facilities(1).............         275              85(2)
                 Pacific Class Vessel loan(3)...............          30              30
                 Convertible notes offered hereby(4)(5).....          --             170
                 10 3/8% Senior Notes due 2012(6)...........         196             196
                 Capital leases(7)..........................         131             131
                                                                    ----            ----
                    Sub-total...............................         632             612
                                                                    ----            ----
                      Total debt............................         651             631
                                                                    ----            ----
               Shareholders' equity
                 Common share capital.......................         686             686
                 Equity component of convertible notes(5)...          --              29
                 Contributed surplus........................           7               7
                 Cumulative foreign currency translation
                 adjustments................................           6               6
                 Retained earnings..........................         579             579
                                                                    ----            ----
                    Total shareholders' equity..............       1,278           1,307
                                                                   -----           -----
                      Total Capitalization..................       1,929           1,938
                                                                   =====           =====

--------

(1) Consists of borrowings under the $175 million revolving credit facility and the $350 million revolving credit facility, which facilities were cancelled on 31st March 2004 and 25th March 2004, respectively, and replaced by the $525 million revolving credit facility (the "$525 Million Facility"). On 30th September 2004, there were no funds drawn under the $525 Million Facility. Borrowings under the $525 Million Facility are secured on ships and guaranteed by CP Ships and certain of its direct and indirect wholly-owned subsidiaries.

(2) CP Ships used $190 million of the net proceeds of the offering of Notes of approximately $194 million to reduce borrowings under CP Ships' revolving credit facilities. See "Use of Proceeds".

(3) The Pacific Class Vessel loan consists of $37 million repayable up to 2008, of which $7 million is due within one year. On 30th September 2004, the balance outstanding under the Pacific Class Vessel loan was $31 million and the make-whole premium payable for the prepayment of the loan at such date was approximately $2 million.

(4) The Notes will be subordinated in right of payment to all of CP Ships' existing and future senior indebtedness, structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of CP Ships' existing and future subsidiaries, equal in right of payment to any future senior subordinated indebtedness, and senior in right of payment to any future indebtedness that expressly provides that it is subordinated in right of payment to the Notes.

(5) Under U.S. GAAP, the Notes would be classified entirely within long-term liabilities. Under Canadian GAAP, the debt component of the Notes was determined by discounting the face value of the debt for a five year period at an estimated market rate of interest for a nonconvertible subordinated obligation having comparable terms and the amount was determined to be $170 million, The difference between the principal amount of the Notes of $200 million and the $170 million has been classified as the equity component of the Notes net of costs. The principal amount of the Notes will accrete to $200 million over a five year period.

(6) The 10 3/8% Senior Notes are senior unsecured obligations of CP Ships, guaranteed by certain indirect wholly-owned subsidiaries, and rank pari passu with all other senior unsecured indebtedness of CP Ships and such subsidiaries.

(7) Capital leases consist of (i) the Spirit and Venture Leases of $118 million, of which $2 million is due within one year, and (ii) other capital lease obligations of $25 million, of which $10 million is due within one year.

(8) See note (10) to the Summary Financial Consolidated Information for details of the restatement.

                   PRICE RANGE OF COMMON SHARES OF CP SHIPS

   Common shares of CP Ships are listed on the NYSE and the TSX under the symbol "TEU". The following table sets forth, for the periods indicated, the high and low closing prices of common shares of CP Ships as reported on the NYSE and the TSX.

                                                               NYSE ($)          TSX (Cdn$)
                                                            ---------------   ----------------
                                                             High     Low      High      Low
                                                            ------  -------   ------   -------
             2001
             Fourth quarter (from 3rd October)...........    11.22    7.15     17.70    11.15
             2002
             First quarter...............................    12.16   10.27     19.28    16.50
             Second quarter..............................    12.09    9.68     19.35    15.20
             Third quarter...............................    12.05    9.01     19.15    14.10
             Fourth quarter..............................    13.94   10.32     21.63    16.46
             2003
             First quarter...............................    15.04   11.71     23.00    17.32
             Second quarter..............................    16.84   13.04     22.95    19.18
             Third quarter...............................    22.29   16.17     30.35    22.21
             Fourth quarter..............................    22.28   18.87     29.58    24.37
             2004
             First quarter ..............................    21.58   16.05     27.80    21.48
             Second quarter..............................    18.63   15.55     25.15    21.27
             Third quarter...............................    18.14   11.53     23.46    15.00
             Fourth quarter (through 12th November
             2004).......................................    13.27   11.75     15.81    14.75

    On 12th November 2004, the closing price of common shares of CP Ships was $13.27 per share on the NYSE and Cdn$15.75 per share on the TSX.


                                DIVIDEND POLICY

   On 15th November 2004, CP Ships' Board of Directors declared a dividend for the second quarter of 2004 of $0.04 per common share (approximately $3.6 million in aggregate), which will be paid on 10th December 2004.

   The Board of Directors determines the amount of the quarterly dividends based on its view of anticipated net income and in accordance with CP Ships' capital expenditure and working capital needs as well as its strategic spending plans. Should the Board's view change, the amount of the dividend could be increased, decreased or eliminated entirely.

    The Board of Directors is under no obligation to declare dividends and the declaration of dividends is wholly within its discretion. Restrictions under CP Ships' existing or future financing agreements and the provisions of applicable law preclude, or may preclude, the payment of dividends in certain circumstances.

                               EARNINGS COVERAGE

    The earnings coverages set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and are based on CP Ships' restated audited consolidated financial statements as at 31st December 2003 and its unaudited interim consolidated financial statements as at 30th September 2004, respectively, each incorporated by reference in this prospectus.

    The annual interest requirements on CP Ships' long-term debt, using applicable interest rates, after giving effect to the issuance of the Notes amounts to $38.5 million and $37.7 million for the twelve months ended 31st December 2003 and 30th September 2004, respectively. CP Ships' net income before interest expense and income taxes for the twelve months ended 31st December 2003 as restated was $92 million and for the twelve months ended 30th September 2004 was $114 million which is 2.39 and 3.03 times CP Ships' interest requirement for each respective period.

                             DESCRIPTION OF NOTES

The Notes were issued on 24th February 2004 under an indenture entered into between CP Ships and The Bank of New York, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. CP Ships will provide copies of the indenture to prospective investors upon request, and it is also available for inspection at the office of the trustee.

General

   The Notes are limited to $200 million aggregate principal amount. Under the indenture, CP Ships may, without the consent of the holders of the Notes, issue additional notes from time to time in the future with the same terms and the same CUSIP numbers as the Notes ("Additional Notes") in an unlimited principal amount, provided that such Additional Notes must be part of the same issue as the Notes for United States federal income tax purposes. The Notes and any Additional Notes CP Ships may issue in the future will constitute a single series of debt securities under the indenture. This means that, in circumstances where the indenture provides for the holders of the Notes to vote or take any action, the Notes and any Additional Notes that CP Ships may issue will vote or take that action as a single class.

   Interest on the Notes is payable semi-annually on 30th June and 30th December of each year at the rate of 4% per annum, to the persons who are registered holders of the Notes at the close of business on the preceding 15th June and 15th December, respectively, with the first interest payment made on 30th June 2004,. The Notes are convertible into CP Ships' common shares as described under "-- Conversion Rights". Unless previously redeemed, converted or purchased by CP Ships, the Notes will mature on 30th June 2024. The Notes are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by CP Ships for such purpose, in the Borough of Manhattan, The City of New York.

   Interest on the Notes will be computed using a 360-day year comprising twelve 30-day months. If any date for the payment of interest or additional interest, if any, is not a business day, then the applicable payment will be postponed to the next succeeding business day. If the stated maturity date, redemption date or purchase date of a Note is not a business day, the required payment of interest, if any, and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the stated maturity date, redemption date or purchase date to such next succeeding business day.

   The Notes were issued without coupons in denominations of $1,000 and integral multiples thereof.

   Holders may present for conversion any Notes that have become eligible for conversion at the office of the conversion agent, and may present Notes for registration of transfer at the office of the trustee.

   The indenture will not restrict CP Ships or CP Ships' subsidiaries from incurring additional debt or other liabilities. In addition, neither CP Ships nor any of CP Ships' subsidiaries are restricted under the indenture from paying dividends or issuing or repurchasing CP Ships' securities. The indenture does not require CP Ships to maintain any sinking fund or other reserves for repayment of the Notes.

   The Notes are not subject to defeasance or covenant defeasance.

Subordination

   The Notes are CP Ships' unsecured senior subordinated obligations and are subordinated in right of payment to all of CP Ships' existing and future senior indebtedness (as defined below); structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of CP Ships' existing and future subsidiaries (other than indebtedness and other liabilities owed to CP Ships); equal in right of payment to any future senior subordinated indebtedness; and senior in right of payment to any future indebtedness that expressly provides that it is subordinated in right of payment to the Notes. In addition, the Notes are effectively subordinated in right of payment to CP Ships' secured indebtedness, to the extent of the security.

   If payment of the Notes is accelerated because of an event of default, CP Ships will be required to promptly notify the holders of senior indebtedness.

   Upon any distribution to its creditors in a liquidation or dissolution of CP Ships or in a bankruptcy, liquidation, insolvency, receivership or similar proceeding relating to CP Ships, any assignment for the benefit of creditors or any marshalling of CP Ships' assets and liabilities, the holders of senior indebtedness would be entitled to receive payment in full in cash of all obligations due in respect of such senior indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed) before the holders of the Notes will be entitled to receive any payment with respect to the Notes.

   As a result of these subordination provisions, in the event of CP Ships' bankruptcy, dissolution, liquidation, insolvency, reorganization, receivership or assignment for the benefit of creditors, holders of senior indebtedness may recover more, ratably, and holders of the Notes may recover less, ratably, than CP Ships' other creditors.

   CP Ships also may not make any payment with respect to the Notes if:

   o a default in the payment of senior indebtedness occurs and continues beyond any grace period;

   o any other default occurs and continues with respect to designated senior indebtedness that permits holders of designated senior indebtedness or their representatives to accelerate its maturity, and the trustee receives a payment blockage notice from the holders of designated senior indebtedness or their representatives; or

   o any judicial proceeding shall be pending with respect to any default of senior indebtedness.

   CP Ships may and shall resume payments with respect to the Notes on:

   o in the case of a payment default, the date on which such default is cured or waived; and

   o in the case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or 179 calendar days after the receipt of the payment blockage notice.

   No new period of payment blockage pursuant to a payment blockage notice may start unless 360 calendar days have elapsed since the effectiveness of the prior payment blockage notice.

   No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or be made, the basis for a subsequent payment blockage notice.

   The subordination provisions will not prevent the occurrence of any event of default under the indenture or the acceleration of the maturity of the Notes following any event of default in accordance with the procedures set out in the indenture.

   If the trustee, the payment agent or any holder receives any payment or distribution of assets in contravention of these subordination provisions before all senior indebtedness is paid in full in cash, then such payment or distribution will be held in trust for the holders of senior indebtedness to the extent necessary to make payment in full in cash of all unpaid senior indebtedness. Upon the proper written request of the holders of senior indebtedness, the trustee shall deliver the amounts in trust to the holders of senior indebtedness.

   The Notes are obligations exclusively of CP Ships. Since substantially all of CP Ships' operations are conducted through subsidiaries, CP Ships' cash flow and CP Ships' ability to service debt, including the Notes, are dependent in part upon the earnings of CP Ships' subsidiaries and distribution of those earnings to CP Ships, or upon loans or other payments of funds by those subsidiaries to CP Ships. The payment of dividends and the making of loans by CP Ships' subsidiaries may be subject to statutory or contractual restrictions and are dependent upon the earnings of those subsidiaries. Consequently, the right of the holders of the Notes to participate in those assets will be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of CP Ships' subsidiaries (other than indebtedness and other liabilities owed to CP Ships).

   As of 31st December 2003, CP Ships had approximately $507 million of balance sheet debt, including $291 million of subordinated loans from its subsidiaries and had guaranteed a further $451 million of its subsidiaries' balance sheet debt obligations, and CP Ships' subsidiaries had balance sheet debt of approximately $797 million, including $342 million of loans from CP Ships. On a consolidated basis, substantially all of CP Ships' operating liabilities are incurred at its subsidiaries and are therefore structurally senior to the Notes. Certain subsidiaries also provide guarantees in respect of the 10 3/8% Senior Notes. The indenture for the Notes does not restrict CP Ships or its current or future subsidiaries from incurring additional debt or other liabilities. Such indebtedness or liabilities may be substantial.

   "designated senior indebtedness" means the Container Sale and Leaseback and the Venture and Spirit Leases (in each case, as defined below under "Description of Indebtedness and Other Obligations") and any other senior indebtedness that expressly provides that it is "designated senior indebtedness", including the $525 Million Facility and the container lease relating to temperature controlled container equipment dated 25th October 2004.

   "senior indebtedness" means the principal of, and premium, if any, and interest (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable senior indebtedness, whether or not a claim for such interest would be allowed), on all of CP Ships' indebtedness, whether outstanding on the issuance date or thereafter incurred; provided, however, that senior indebtedness will not include:

   (1) indebtedness evidenced by the Notes;

   (2) indebtedness to any of CP Ships' subsidiaries, except (a) indebtedness existing at the date of the indenture, (b) additional indebtedness in an aggregate amount of $50 million, (c) indebtedness incurred for the purpose of cash management of CP Ships in the ordinary course of business, and (d) indebtedness pledged as security for any senior indebtedness of CP Ships' subsidiaries;

   (3) any liability for federal, state, foreign, local or other taxes owed or owing by CP Ships;

   (4) any accounts payable or other liability to trade creditors arising in the ordinary course of business; and

   (5) any indebtedness that expressly provides that it is ranked in right of payment equally with or subordinated to the Notes.

   "senior subordinated indebtedness" means the Notes, subordinated inter-company loans outstanding at the date of the Indenture and any other indebtedness of CP Ships that specifically provides that such indebtedness is to rank equally with the Notes in right of payment and is not subordinated by its terms in right of payment to any indebtedness or other obligation of CP Ships which is not senior indebtedness.

   "indebtedness", with respect to any person, means:

   (1) all obligations of such person:

   o  for borrowed money;

   o  evidenced by a note, debenture, bond or similar written instrument;

   o in respect of leases required, in conformity with Canadian GAAP, to be accounted for as capitalized lease obligations on the balance sheet; or

   o  in respect to letters of credit, guarantees or bankers' acceptances;

   (2) all obligations secured by a mortgage, pledge or similar arrangement encumbering property or assets as reflected as debt on the balance sheet of such person;

   (3) all obligations of such person under interest rate, fuel and currency swap arrangements, cap, floor and collar agreements, spot and forward contracts, and similar agreements and arrangements; or

   (4) all obligations of others (a) of the type described in clause (1), (2) or (3) above or (b) under any operating lease, in each case assumed by or guaranteed or in effect guaranteed by such person.

Conversion Rights

   Holders may convert any outstanding Notes (or portions of outstanding Notes) under the circumstances summarized below into 39.6542 common shares per $1,000 principal amount of Notes, subject to adjustment in certain circumstances as described below. This rate is referred to herein as the "conversion rate". This rate results in an initial conversion price (that is, $1,000 principal amount divided by the conversion rate) of approximately $25.22 per share. CP Ships will not issue fractional common shares upon conversion of Notes. Instead, CP Ships will pay a cash adjustment based upon the closing sale price of CP Ships' common shares on the business day immediately preceding the conversion date. Upon conversion, CP Ships will have the option to deliver cash or a combination of cash and common shares as described below. Holders may convert Notes only in denominations of $1,000 and whole multiples of $1,000.

   Holders may surrender notes for conversion into CP Ships' common shares only under the following circumstances:

   o during any fiscal quarter commencing after 30th June 2004 and only during such fiscal quarter, if the closing sale price of one of CP Ships' common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 trading day period ending on the last trading day of the preceding fiscal quarter;

   o during the five business day period after any five consecutive trading day period, referred to as a measurement period, in which the trading price per Note for each day of such measurement period was less than 98% of the product of the closing sale price of one of CP Ships' common shares and the conversion rate for such date subject to certain limitations;

   o  if CP Ships has called the notes for redemption; or

   o  upon the occurrence of the corporate transactions summarized below.

   Conversion Upon Satisfaction of Market Price Condition. A holder may convert its Notes into CP Ships' common shares prior to the close of business on the maturity date during any fiscal quarter commencing after 30th June 2004 and only during such fiscal quarter, if the closing sale price of one of CP Ships' common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 trading day period ending on the last trading day of the preceding fiscal quarter.

   The "closing sale price" of the common shares on any date means the closing sale price per common share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which the common shares are traded (currently being the NYSE) or, if the common shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System or, if no such price is reported, as reported by the principal non-United States market on which the common shares are traded (currently being the TSX), such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date. In the absence of such quotation, CP Ships' Board will determine in good faith the closing sale price.

   Conversion Upon Satisfaction of Trading Price Condition. A holder also may convert its Notes into CP Ships' common shares prior to the close of business on the maturity date during the five business day period after any five consecutive trading day period, referred to as a measurement period, in which the trading price per Note for each day of such measurement period was less than 98% of the product of the closing sale price of one of CP Ships' common shares and the conversion rate for such date; provided, however, that after 30th June 2019, if on the date of any conversion pursuant to this condition, the closing sale price of CP Ships' common shares is between the conversion price and 120% of the conversion price per share, then holders may receive, in lieu of common shares, based on the conversion rate, common shares, or at CP Ships' election, cash or a combination of common shares and cash, having a value equal to the principal amount of such notes, plus accrued and unpaid interest, if any ("Principal Value Conversion"). If a holder surrenders its Notes for conversion and it is a Principal Value Conversion, CP Ships will notify the holder by the second trading day following the date of such surrender whether CP Ships will pay the holder all or a portion of the principal amount plus accrued and unpaid interest, including additional interest, if any, in cash, common shares or a combination of cash and common shares, and in what percentage. Any common shares delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price (as defined below) as of the conversion date. CP Ships will pay the holder any portion of the principal amount plus accrued and unpaid interest, including additional interest, if any, to be paid in cash and deliver common shares with respect to any portion of the principal amount plus accrued and unpaid interest, including additional interest, if any, to be paid in common shares, no later than the third business day following the determination of the applicable stock price.

   The "conversion value" is equal to the product of the closing sale price for CP Ships' common shares on a given day multiplied by the then-current conversion rate, which is the number of common shares into which each $1,000 principal amount Note is then convertible.

   The "trading price" of the Notes on any date of determination means the average of the secondary market bid quotations per note obtained by CP Ships or a calculation agent for $1,000,000 principal amount of Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers CP Ships selects, provided that if at least three such bids cannot reasonably be obtained by CP Ships or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by CP Ships or the calculation agent, this one bid shall be used. If either CP Ships or the calculation agent cannot reasonably obtain at least one bid for $1,000,000 principal amount of Notes from a nationally recognized securities dealer, then the trading price of the Notes will be deemed to be less than 98% of the average conversion value of the Notes.

   The "applicable stock price" shall mean the average of the closing sale prices of one common share of CP Ships over the five trading day period starting the third trading day following the applicable date such Notes are surrendered for conversion.

   In connection with any conversion upon satisfaction of the above trading pricing condition, the calculation agent shall have no obligation to determine the trading price of the Notes unless CP Ships has requested such determination; and CP Ships shall have no obligation to make such request unless a holder of Notes provides CP Ships with reasonable evidence that the trading price per $1,000 principal amount of Notes would be less than 98% of the conversion value. At such time, CP Ships shall instruct the calculation agent to determine the trading price of the Notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of Notes is greater than or equal to 98% of the conversion value.

   Conversion Upon Notice of Redemption. A holder may surrender for conversion any Notes CP Ships calls for redemption at any time prior to the close of business on the day that is one business day prior to the redemption date, even if the Notes are not otherwise convertible at that time. If a holder already has delivered an acceptance notice with respect to CP Ships' offer to purchase a Note, however, the holder may not surrender that Note for conversion until the holder has withdrawn the notice in accordance with the indenture.

   Conversion Upon Specified Corporate Transactions.  If:

   o CP Ships distributes, to all holders of CP Ships' common shares, certain rights entitling them to purchase common shares, for a period expiring within 45 days of the record date for such issuance, at less than the average of the last closing sale price for CP Ships' common shares for the ten consecutive trading days immediately preceding the record date; or

   o CP Ships elects to distribute, to all holders of CP Ships' common shares, cash or other assets, debt securities or certain rights to purchase CP Ships' securities, which distribution has a per share value exceeding 5% of the closing sale price of the common shares on the trading day preceding the declaration date for the distribution;

then CP Ships must notify the holders of Notes at least 20 days prior to the ex-dividend date for the distribution. Once CP Ships has given that notice, holders may convert their Notes at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date and CP Ships' announcement that the distribution will not take place.

   In addition, if CP Ships is party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination or a transfer of all or substantially all CP Ships' consolidated property and assets, as determined under applicable law, pursuant to which CP Ships' common shares are converted into, or become the right to receive, cash, securities or other property, a holder may convert Notes at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction, as determined by CP Ships, until 15 days after the effective date of the transaction.

   The phrase "all or substantially all" of CP Ships' assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of "all or substantially all" of CP Ships' assets has occurred.

   In the case of a distribution, no adjustment to the ability of holders of Notes to convert will be made if the holders participate, as holders of Notes, or will participate in the distribution without conversion.

   Conversion Procedures. To convert its Notes into common shares, a holder must do the following (or comply with DTC procedures for doing so in respect of its beneficial interest in Notes evidenced by a global note):

   o complete and manually sign the conversion notice on the back of the Notes or facsimile of the conversion notice and deliver this notice to the conversion agent;

   o  surrender the Note to the conversion agent;

   o  if required, furnish appropriate endorsements and transfer documents;

   o  if required, pay all transfer or similar taxes directly to CP Ships; and

   o if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the conversion date under the indenture.

   CP Ships will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the Notes. CP Ships will give notice of its election to deliver part or all of the conversion consideration in cash to the holder converting the Notes within two business days of CP Ships' receipt of the holder's notice of conversion unless CP Ships has already informed holders of CP Ships' election in connection with CP Ships' optional redemption of the Notes. The amount of cash to be delivered per Note will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the average of the closing sale prices of one common share of CP Ships on the ten trading days commencing one day after
(a) the date of CP Ships' notice of election to deliver all or part of the conversion consideration in cash if CP Ships has not given notice of redemption or (b) the conversion date, in the case of conversion following notice of redemption specifying CP Ships' intention to deliver cash upon conversion.

   If CP Ships elects to deliver cash in lieu of some or all of the common shares issuable upon conversion, CP Ships will make the payment, including delivery of the common shares, if any, through the transfer agent for the common shares, to holders surrendering Notes no later than the fifteenth business day following the conversion date. Otherwise, CP Ships will deliver the common shares, together with any cash payment for fractional shares, through the transfer agent for the common shares no later than the fifth business day following the conversion date. CP Ships may not deliver cash in lieu of any common shares issuable upon a conversion (other than in lieu of fractional shares) if an Event of Default with respect to the Notes has occurred and is continuing, other than a default in payment of the conversion consideration.

   CP Ships' delivery to the holder of the full number of common shares into which the Note is convertible (or cash in lieu thereof, as described above), together with any cash payment for such holder's fractional shares, will be deemed to satisfy CP Ships' obligation to pay:

   o  the principal amount of the Note; and

   o accrued but unpaid interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

   As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. CP Ships will continue to be required to pay liquidated damages, if any, on the common shares issued upon conversion of the Notes under the circumstances provided in the registration rights agreement.

   Notwithstanding the preceding paragraph, if Notes are converted after a record date but prior to the corresponding interest payment date, holders of such Notes at the close of business on the record date will receive the interest payable on such Notes on the corresponding interest payment date notwithstanding the conversion. Such Notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on that interest payment date with respect to the Notes so converted; provided that no such payment need be made (1) if CP Ships has specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if CP Ships' has specified a repurchase date in connection with a designated event that is after a record date but on or prior to the next interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such Note.

   Conversion Rate Adjustments. CP Ships will adjust the conversion rate if any of the following events occurs:

   o dividends or distributions on CP Ships' common shares payable in common shares;

   o subdivisions, combinations or certain reclassifications of CP Ships' common shares;

   o distributions to all holders of CP Ships' common shares of certain rights or warrants entitling them to purchase common shares, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the average of the closing sale prices for CP Ships' common shares for the ten trading days preceding the time of announcement of such issuance;

   o distributions to all holders of CP Ships' common shares of shares of CP Ships' capital stock, CP Ships' assets or debt securities or certain rights to purchase CP Ships' securities, but excluding cash dividends or other cash distributions referred to in the next bullet and the rights and warrants referred to in the bullet above; provided, however, that if CP Ships distributes capital stock of, or similar equity interests in, a subsidiary or other business unit, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of CP Ships' common shares, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the ten trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the NYSE or such other exchange or market on which the securities are then listed or quoted;

   o CP Ships distributes cash payable to all holders of CP Ships' common shares to the extent such cash distribution, together with any other cash distributions paid during the preceding twelve months, exceeds $0.16 per share (the "dividend threshold amount") (the dividend threshold amount is subject to proportionate adjustment to reflect subdivisions or combinations of CP Ships' common shares), in which case the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price per common share on the record date, and (2) the denominator of which shall be such price less the amount of the distribution in excess of the dividend threshold amount. The "current market price" shall mean the average of the closing sale prices per common share for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the distribution requiring such computation. For purposes of this paragraph, the term "ex" date, when used with respect to any distribution, means the first date on which CP Ships' common shares trade, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution;

   o payments by CP Ships or one of CP Ships' subsidiaries in respect of an issuer bid, a tender offer or exchange offer for CP Ships' common shares to the extent that cash and the value of any other consideration per common share exceeds the closing sale price of CP Ships' common shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such issuer bid or tender or exchange offer; or

   o someone other than CP Ships or one of CP Ships' subsidiaries makes a payment of cash or other consideration in respect of a tender offer or exchange offer in which, as of the closing date of the offer, CP Ships' Board is not recommending rejection of the offer and:

      (1) after the tender offer or exchange offer, the offeror's ownership of CP Ships' common shares exceeds 25% of the total common shares outstanding; and

      (2) the cash and value of any other consideration paid per share exceeds the closing sale price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

      However, the adjustment referred to in this bullet will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or intention to cause CP Ships to engage in a consolidation or merger or sale of all or substantially all of its assets.

   Each adjustment referred to above will be made only upon conclusion of the applicable event. CP Ships will not adjust the conversion rate, however, if holders of Notes are able to participate in the transaction or distribution without conversion, or in certain other cases set forth in the indenture.

   CP Ships' shareholder rights plan provides that each of CP Ships' common shares, including those issued pursuant to the terms of the Notes, issued at any time prior to the distribution of separate certificates representing CP Ships' share purchase rights, will be entitled to receive such rights. However, there shall not be any adjustment to the conversion rate as a result of:

   o the issuance of the rights to purchase common shares pursuant to CP Ships' shareholder rights plan or any successor agreement;

   o  the distribution of any entitlement to receive the share purchase rights;

   o the exercise or redemption of such rights in accordance with CP Ships' shareholder rights plan; or

   o the termination or invalidation of the share purchase rights or similar rights.

   No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

   CP Ships may at any time increase the conversion rate by any amount for any period of time if CP Ships' Board has made a determination that such increase would be in CP Ships' best interests.

   If CP Ships is party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination pursuant to which its common shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a Note into common shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction; provided, however, that if, prior to 25th February 2009, holders of Notes would otherwise be entitled to receive, upon conversion of the Notes, any property (including cash) or securities that would not constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (which is referred to as `ineligible consideration"), such holders shall not be entitled to receive such ineligible consideration but CP Ships or the successor or acquiror, as the case may be, shall have the right (at the sole option of CP Ships or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include CP Ships' common shares and other shares which are not redeemable by the holder within five years of the date of issuance. Because of this, certain transactions may result in the Notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the Notes. CP Ships agrees to give holders of Notes notice (to the extent permitted by applicable law or regulation) at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Notes will be convertible after the effective date of such transaction. After such notice, CP Ships or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the Note except in accordance with any other provision of the indenture.

   If the transaction also constitutes a "designated event", as defined below, CP Ships will be required to make an offer to the holder to purchase all or a portion of its Notes as described below under "Offer to Purchase at Option of the Holder Upon a Designated Event".

   U.S. holders of the notes may be deemed to have received a distribution subject to U.S. federal income tax as a dividend as a result of certain adjustments of the conversion rate. See "Certain Income Tax Considerations -- United States Federal Income Tax Considerations -- Adjustment of Conversion Rate".

Redemption of Notes at CP Ships' Option

   No sinking fund is provided for the Notes. Prior to 3rd July 2009, CP Ships cannot redeem the Notes except pursuant to the provisions described below under "Redemption for Tax Reasons". The Notes will be redeemable at CP Ships' option, in whole or in part, at any time on or after 3rd July 2009 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. CP Ships will give at least 30 but not more than 60 days' notice of redemption by mail to each holder of Notes to be redeemed at the address of the holder appearing in the security register.

   If CP Ships redeems less than all of the outstanding Notes, the trustee will select the Notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's Notes is selected for partial redemption and the holder converts a portion of the Notes, the converted portion shall be deemed to be the portion selected for redemption.

Redemption for Tax Reasons

   CP Ships may also redeem all but not part of the Notes for cash if CP Ships has or would become obligated to pay to the holder of any Note "Additional Amounts" as a result of any change from the date of this prospectus in the laws or any regulations of a Relevant Taxing Jurisdiction (as defined below under "-- Additional Amounts"), or any change from the date of this prospectus in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided CP Ships cannot avoid these obligations by taking reasonable measures available to CP Ships and that CP Ships delivers to the trustee an opinion of legal counsel specializing in taxation and an officers' certificate attesting to such change and obligation to pay Additional Amounts. The term "Additional Amounts" is defined under "-- Additional Amounts" below. This redemption price would be 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Taxes (except in respect of certain excluded holders). CP Ships will give investors not less than 30 days' nor more than 60 days' notice of this redemption, except that (i) CP Ships will not give notice of redemption earlier than 60 days prior to the earliest date on or from which CP Ships would be obligated to pay any such Additional Amounts, and (ii) at the time CP Ships gives the notice, the circumstances creating CP Ships' obligation to pay such Additional Amounts remain in effect.

   Upon receiving such notice of redemption, each holder who does not wish to have CP Ships redeem its Notes will have the right to elect to:

   o  convert its Notes; or

   o not have its notes redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Notes after such redemption date. All future payments will be subject to the deduction or withholding of any Taxes required by law to be deducted or withheld.

   Where no election is made, the holder will have its Notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent (which will initially be the trustee) no later than the close of business on a business day at least five business days prior to the redemption date.

   A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

   For purposes of this section, references herein to "CP Ships" refer also to any successor entity that assumes the obligations of the Notes under the indenture.

Purchase at Option of the Holder

   A holder will have the right to require CP Ships to purchase its Notes on 30th June 2009, 30th June 2014 and 30th June 2019. CP Ships will purchase for cash any outstanding Note for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period from the opening of business on the date that is not more than 25 business days prior to the purchase date until the close of business on the fifth business day immediately preceding the purchase date. A holder may withdraw its purchase notice at any time prior to the close of business on the last business day prior to the purchase date. If a purchase notice is given and withdrawn during that period, CP Ships will not be obligated to purchase the Notes listed in the notice. CP Ships' purchase obligation will be subject to certain additional conditions.

   The purchase price payable for a Note will be equal to 100% of the principal amount to be purchased plus accrued and unpaid interest to, but excluding, the purchase date. Payment of the purchase price will be made on the applicable purchase date to holders of record on the close of business on the day immediately preceding the purchase date.

   The purchase notice must state:

   o if certificated Notes have been issued, the Note certificate numbers (or, if a holder's Notes are not certificated, its purchase notice must comply with appropriate DTC procedures);

   o the portion of the principal amount of Notes to be purchased, which must be in integral multiples of $1,000; and

   o that the Notes are to be purchased by CP Ships pursuant to the applicable provisions of the Notes and the indenture.

   A holder may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the purchase date. The withdrawal notice must state:

   o  the principal amount of the Notes being withdrawn;

   o if certificated Notes have been issued, the certificate numbers of the Notes being withdrawn (or, if the Notes are not certificated, the notice of withdrawal must comply with appropriate DTC procedures); and

   o the principal amount of Notes, if any, which remains subject to the purchase notice.

   CP Ships must give notice of an upcoming purchase date to all Note holders not less than 25 business days prior to the purchase date at their addresses shown in the register of the registrar. CP Ships will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require CP Ships to purchase their Notes.

   Payment of the purchase price for a Note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the Note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the purchase price of a Note on the purchase date, then, on and after the business day following the purchase date:

   o  that Note will cease to be outstanding; and

   o all rights of the holder will terminate, other than the right to receive the purchase price upon delivery of that Note.

   This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

   CP Ships may not purchase Notes at the option of holders if there has occurred and is continuing an Event of Default with respect to the Notes, other than a default in the payment of the purchase price with respect to the Notes.

   CP Ships may be unable to purchase the Notes if a holder elects to require CP Ships to purchase the Notes pursuant to this provision. If a holder elects to require CP Ships to purchase the Notes, CP Ships may not have enough funds to pay the purchase price for all tendered Notes. In addition, certain of CP Ships' debt obligations contain provisions that would prohibit CP Ships' purchase of the Notes pursuant to this provision without consent of the lenders under such debt obligations. If a holder elects to require CP Ships to purchase the Notes at a time when CP Ships is prohibited from purchasing Notes, CP Ships could seek consent to purchase the Notes under the relevant debt obligations, or attempt to refinance this debt. If CP Ships does not obtain such consent, CP Ships would not be permitted to purchase the Notes. CP Ships' failure to purchase tendered Notes would constitute an event of default under the indenture and would also constitute a default under the terms of its other indebtedness.

   In connection with any purchase offer, CP Ships will, to the extent applicable:

   o comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act and any Canadian laws; and

   o file Schedule TO or any other required schedule under the Exchange Act rules or Canadian law which may then be applicable.

Offer to Purchase at Option of the Holder Upon a Designated Event

   In the event of a designated event (as defined below) with respect to CP Ships, CP Ships will be required to make an offer to each holder, subject to the terms and conditions of the indenture, to purchase for cash all outstanding Notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the purchase date. CP Ships will be required to purchase Notes in respect of which such offer is accepted by a holder no later than 30 business days after notice of a designated event has been mailed as described below. This date is referred to in this offering memorandum as the "designated event purchase date".

   A "designated event" will be deemed to have occurred upon a "fundamental change" or a "termination of trading"; provided that a fundamental change or termination of trading occurring on or prior to 25th February 2009 shall not be deemed a designated event unless the transaction or event resulting in such fundamental change or termination of trading also constitutes a "change in control".

   A "change in control" will be deemed to have occurred at such time as:

   o any person, including its affiliates and associates, other than CP Ships, CP Ships' subsidiaries or their employee benefit plans, becomes the beneficial owner of more than 50% or more of the total number of votes attached to CP Ships' share capital entitled to general voting rights (collectively, "Voting Securities") or other securities into which the Voting Securities are reclassified or changed; or

   o there shall be consummated any consolidation, merger, amalgamation, binding share exchange, statutory arrangement (involving a business combination) or similar transaction involving CP Ships in which CP Ships is not the continuing or surviving corporation or pursuant to which the common shares would be converted into cash, securities or other property, in each case, other than a consolidation, amalgamation, merger, binding share exchange, statutory arrangement (involving a business combination) or similar transaction in which the holders of the Voting Securities immediately prior to such transaction have, directly or indirectly, at least a majority of the voting shares of the continuing or surviving corporation immediately after such transaction.

   A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, amalgamation, statutory arrangement, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of CP Ships' common shares are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration which is not all or substantially all common shares that:

   o are listed on, or immediately after the transaction or event will be listed on, the TSX or a United States national securities exchange, or

   o are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

   A "termination of trading" will be deemed to have occurred if CP Ships' common shares (or other securities or property into which the Notes are then convertible, including, without limitation, "prescribed securities" as described above under "-- Conversion Rate Adjustments") are neither listed for trading on the TSX or a United States national securities exchange nor approved for trading on the Nasdaq National Market.

   Within 30 business days after the occurrence of a designated event, CP Ships must mail to the trustee, to all holders of Notes at their addresses shown in the register maintained by the registrar and to beneficial owners as required by applicable law a notice regarding the designated event and an offer to purchase the Notes. The notice will include:

   o  the events deemed a designated event;

   o  the date of such designated event;

   o the last date on which a holder may accept CP Ships' offer to purchase the Notes;

   o  the price of the designated event purchase offer;

   o the day on which CP Ships will purchase Notes for which a holder has accepted CP Ships' offer;

   o  the name and address of the paying agent and the conversion agent;

   o  the conversion rate and any adjustments to the conversion rate;

   o that Notes with respect to which a designated event purchase offer has been accepted by the holder may be converted, if otherwise convertible, only if the acceptance of the designated event purchase offer has been withdrawn in accordance with the terms of the indenture; and

   o the procedures that holders must follow to accept CP Ships' offer to purchase the Notes.

   To accept the designated event purchase offer, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the fifth business day prior to the designated event purchase date. The required acceptance notice must state:

   o if certificated Notes have been issued, the certificate numbers of the Notes to be delivered by the holder (or if a holder's Notes are not certificated, its acceptance notice must comply with appropriate DTC procedures);

   o the portion of the principal amount of Notes to be purchased, which portion must be an integral multiple of $1,000; and

   o that the holder accepts CP Ships' offer to purchase such Notes pursuant to the applicable provisions of the Notes.

   A holder may withdraw any acceptance of the designated event purchase offer by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the designated event purchase date. The notice of withdrawal must state:

   o  the principal amount of the notes being withdrawn;

   o if certificated Notes have been issued, the certificate numbers of the Notes being withdrawn (or if the Notes are not certificated, the notice of withdrawal must comply with appropriate DTC procedures); and

   o the principal amount of the Notes, if any, which remains subject to an acceptance of the designated event purchase offer.

   CP Ships will cause the designated event purchase price for such Note to be paid promptly following the later of the designated event purchase date or the time of delivery of such note. Payment of the purchase price for a Note for which an acceptance notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the acceptance notice. If the paying agent holds money sufficient to pay the purchase price of a Note on the purchase date, then, on and after the business day following the purchase date:

   o  that Note will cease to be outstanding; and

   o all rights of the holder will terminate, other than the right to receive the purchase price upon delivery of that Note.

   This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

   In connection with any purchase offer in the event of a designated event, CP Ships will to the extent applicable:

   o comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and any Canadian laws; and

   o file Schedule TO or any other required schedule under the Exchange Act rules and Canadian law which may then be applicable.

   CP Ships may be unable to purchase the Notes if a holder accepts CP Ships' offer to purchase the Notes pursuant to this provision. If a holder accepts CP Ships' offer to purchase the Notes, CP Ships may not have enough funds to pay the designated event purchase price. A designated event may constitute an event of default under existing or future credit agreements. In addition, certain of CP Ships' debt obligations contain provisions that would prohibit CP Ships' purchase of the Notes pursuant to this provision without consent under such debt obligations. If a holder elects to require CP Ships to purchase the Notes at a time when CP Ships is prohibited from purchasing Notes, CP Ships could seek consent to purchase the Notes under the relevant debt obligations, or attempt to refinance this debt. If CP Ships does not obtain such consent, CP Ships would not be permitted to purchase the Notes. CP Ships' failure to purchase Notes pursuant to this provision would constitute an event of default under the terms of its other indebtedness.

   The designated event purchase feature of the Notes may in certain circumstances make more difficult or discourage a take-over of CP Ships.

   CP Ships could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a designated event with respect to the designated event purchase feature of the Notes but that would increase the amount of CP Ships', or CP Ships' subsidiaries', indebtedness.

   CP Ships may not purchase Notes upon a designated event if there has occurred and is continuing an event of default with respect to the Notes, other than a default in making a designated event purchase offer or in the payment of the designated event purchase price with respect to the Notes.

Merger or Consolidation, or Conveyance, Transfer or Lease of Properties and
Assets

   The indenture provides that CP Ships may not consolidate, amalgamate or merge with or into any other person, enter into a binding share exchange or sell, convey, transfer or lease all or substantially all of CP Ships' properties and assets to another person (including in any such case under a statutory arrangement) unless, among other things:

   o the resulting, surviving or transferee person is a corporation organized and valid existing under the laws of Australia, the United States, any state thereof, the District of Columbia, the laws of Canada or any province or territory thereof, the United Kingdom, any member state of the European Union as of the date of the indenture or Switzerland or, in the event that the common shares of such entity are and remain listed and readily tradeable on an established securities market in the United States (within the meaning of Section 1(h)(11)(C)(ii) of the Internal Revenue Code of 1986, as amended) and such listing is required in order to secure a beneficial U.S. Federal Income tax rate on dividends paid by CP Ships on the common shares, Bermuda or Hong Kong;

   o such person assumes all CP Ships' obligations under the Notes and the indenture; and

   o CP Ships or such successor person shall not immediately thereafter be in default under the indenture;

provided, however, for purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to CP Ships or another wholly-owned subsidiary) which, if such properties or assets were directly owned by CP Ships, would constitute all or substantially all of CP Ships' properties and assets on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of CP Ships' properties and assets.

   Upon the assumption of CP Ships' obligations by such a person in such circumstances, subject to certain exceptions, CP Ships shall be discharged from all obligations under the Notes and the indenture.

   Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event requiring CP Ships to make an offer to purchase the Notes of the holders as described in "Offer to Purchase at Option of the Holder Upon a Designated Event".

   The phrase "all or substantially all" of CP Ships' assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of "all or substantially all" of CP Ships' assets has occurred.

Limitation on Layering

   CP Ships will not incur any indebtedness that is contractually subordinate in right of payment to any senior indebtedness unless such indebtedness is senior subordinated indebtedness or is contractually subordinated in right of payment to senior subordinated indebtedness; provided, however, that unsecured debt will not be deemed to be subordinate in right of payment to secured debt merely by virtue of its nature as unsecured debt.

Events of Default

   The following will be events of default for the Notes:

   o default in the payment of the principal amount, redemption price, purchase price payable to a holder upon delivery of a purchase notice as described above under "Purchase at Option of Holder", or designated event purchase price with respect to any Note when, such amount becomes due and payable, or the failure to make a designated event offer;

   o default in the payment of accrued and unpaid interest, if any (including Additional Amounts and additional interest in the event of a "registration default"), on the Notes and such default continues for 30 days;

   o failure by CP Ships to comply with any of CP Ships' other covenants in the Notes or the indenture upon receipt by CP Ships of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the Notes then outstanding and CP Ships' failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

   o the acceleration of the maturity of any of CP Ships' indebtedness (other than "non-recourse indebtedness" (as defined below)), at any one time, in an amount in excess of the greater of (i) $25 million and (ii) 5% of "consolidated net tangible assets" (as defined below), unless such acceleration is rescinded or annulled within a period of 30 days after written notice to CP Ships by the trustee or to CP Ships and the trustee by the holders of at least 25% in aggregate principal amount of the notes; or

   o certain events of bankruptcy, insolvency or reorganization affecting CP Ships or any of CP Ships' "significant subsidiaries".

As used herein,

   o "non-recourse indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness;

   o "consolidated net tangible assets" means the total amount of CP Ships' assets (including investments in "joint ventures" (as defined below)) and CP Ships' subsidiaries' assets (less, in each case, applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all of CP Ships' and CP Ships' subsidiaries' current liabilities (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as which the amount thereof is being computed) and (b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and other like intangibles, all as set forth on CP Ships' most recent consolidated balance sheet and computed in accordance with Canadian GAAP (or U.S. GAAP if adopted by CP Ships for use in preparation of CP Ships' financial statements);

   o "joint venture" means any partnership, corporation or other entity, in which CP Ships and/or one or more "Subsidiaries" (as defined below) own, directly or indirectly, up to and including 50% of the partnership interests, outstanding voting stock or other equity interest;

   o "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by CP Ships or by one or more of CP Ships' Subsidiaries, or by CP Ships and one or more Subsidiaries; and

   o "significant subsidiary" shall have the meaning set forth in Rule 1-02(w) of Regulation S-X.

   If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of Notes then outstanding may declare the principal amount of the Notes plus accrued and unpaid interest, if any, on the Notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of CP Ships' bankruptcy, insolvency or reorganization, the principal amount of the Notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Additional Amounts

   All payments that CP Ships makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other similar liabilities related thereto) of whatever nature (collectively, "Taxes") imposed or levied by or on behalf of the federal government of Canada or by or within any province or political subdivision or within any other jurisdiction in which CP Ships or any successor entity is organized, incorporated or otherwise resident for tax purposes or from or through which payment is made or by or within any political subdivision thereof (each, a "Relevant Taxing Jurisdiction"), unless CP Ships is required to withhold or deduct Taxes by law or by the interpretation or administration of law. If CP Ships is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, CP Ships will pay additional amounts ("Additional Amounts"), to the extent they may lawfully do so, so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted. CP Ships will make a similar payment of Additional Amounts to holders of Notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding.

   CP Ships will not, however, pay Additional Amounts to a holder or beneficial owner of Notes ("excluded holder") to the extent that the Taxes are imposed or levied:

   (a) due to the fact that CP Ships does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) with such holder or beneficial owner at the time of making such payment;

   (b) by a Relevant Taxing Jurisdiction by reason of the holder's or beneficial owner's present or former connection with such Relevant Taxing Jurisdiction (other than the mere receipt or holding of Notes or by reason of the receipt of payments thereunder or the exercise or enforcement of rights under any Notes or the indenture); or

   (c) by reason of the failure of the holder or beneficial owner of Notes, prior to the relevant date on which a payment under and with respect to the Notes is due and payable (the "Relevant Payment Date") to comply with CP Ships' written request addressed to the holder at least 30 calendar days prior to the Relevant Payment Date to provide accurate information with respect to any certification, identification, information or other reporting requirements which the holder or such beneficial owner is legally required to satisfy, whether imposed by statute, treaty, regulation or administrative practice, in each such case by the Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction).

   In addition, CP Ships' obligation to pay Additional Amounts or to reimburse a holder for Taxes paid by such holder in respect of Taxes will not apply with respect to:

   (d) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

   (e) (except as otherwise provided in the first paragraph of this section) any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes;

   (f) Taxes imposed on or with respect to any payment by CP Ships to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such holder had such holder been the sole beneficial owner of such Note; or

   (g) any combination of the above.

   CP Ships will make such withholding or deduction as is required by applicable law and remit the amount withheld or deducted to the relevant taxing authority. Additional Amounts will be paid in cash semi-annually, at maturity, on any redemption date, on a conversion date or on any purchase date.

   At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if CP Ships will be obligated to pay Additional Amounts with respect to such payment (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), CP Ships will deliver to the trustee an Officers' Certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the trustee to pay such Additional Amounts to holders on the payment date.

   Upon request, CP Ships will furnish to a holder of Notes copies of tax receipts evidencing the payment of any Taxes by CP Ships in such form as provided in the normal course by the taxing authority imposing such Taxes and as is reasonably available to CP Ships. If notwithstanding the efforts of CP Ships to obtain such receipts, the same are not obtainable, CP Ships will provide such holder with other evidence reasonably satisfactory to the holder of such payments by CP Ships.

   Whenever in the indenture or in this "Description of the Notes" CP Ships refers to, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to any note, CP Ships is including in that reference the payment of Additional Amounts, if applicable.

   For purposes of this section, references herein to "CP Ships" refer also to any successor entity that assumes the obligations of these notes under the indenture.

Modifications of the Indenture

   CP Ships and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

   o reduce the rate or change the time of payment of interest (including additional amounts and additional interest in the event of a "registration default") on any Note;

   o make any Note payable in money or securities other than that stated in the Note;

   o  change the stated maturity of any Note;

   o reduce the principal amount, redemption price, termination of trading purchase price or change in control purchase price with respect to any Note;

   o make any change that adversely affects the right of a holder to require CP Ships to purchase a Note;

   o  waive a default in the payment of any amount due with respect to any Note;

   o impair the right to convert, or receive payment with respect to, a Note, or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Notes; or

   o change the provisions in the indenture that relate to modifying or amending the indenture.

   Without the consent of any holder of Notes, CP Ships and the trustee may enter into supplemental indentures for any of the following purposes:

   o to evidence a successor to CP Ships and the assumption by that successor of CP Ships' obligations under the indenture and the Notes;

   o to add to CP Ships' covenants for the benefit of the holders of the Notes or to surrender any right or power conferred upon CP Ships;

   o  to secure CP Ships' obligations in respect of the Notes;

   o to make any changes or modifications to the indenture necessary in connection with the registration of the Notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act; or

   o   to cure any ambiguity or inconsistency in the indenture.

   No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount of the Notes, however, if such supplemental indenture would materially and adversely affect the interests of the holders of the Notes.

   The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

   o waive compliance by CP Ships with restrictive provisions of the indenture, as detailed in the indenture; and

   o waive any existing or past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any (including Additional Amounts and additional interest in the event of a "registration default"), redemption price, termination of trading purchase price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any Note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

No Personal Liability of Directors, Officers, Employees, Incorporators and Shareholders

   No director, officer, employee, incorporator or shareholder of CP Ships, as such, shall have any liability for any of CP Ships' obligations under the Notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy in the United States.

Unclaimed Money; Prescription

   If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify CP Ships and shall pay the money back to CP Ships at CP Ships' written request. Thereafter, holders of Notes entitled to the money must look to CP Ships for payment, subject to applicable law, and all liability of the trustee and the paying agent shall cease. Other than as described in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the Notes.

Reports To Trustee

   CP Ships will regularly furnish to the trustee copies of CP Ships' annual report to shareholders, containing audited financial statements, and any other financial reports which CP Ships furnishes to its shareholders.

Rule 144A Information Requirements

   CP Ships agreed in the indenture to furnish to the holders or beneficial holders of the Notes and prospective purchasers of the Notes designated by the holders of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as CP Ships registers the Notes and the underlying common shares for resale under the Securities Act; provided, however, that CP Ships will not be required to provide such information so long as it furnishes information to the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act.

Trustee and Transfer Agent

   The trustee for the Notes is The Bank of New York. The Canadian transfer agent and registrar of CP Ships' common shares is Computershare Trust Company of Canada at its principal office in Toronto, Canada. The United States transfer agent and registrar for CP Ships' common shares is Computershare Trust Company of New York at its principal office in New York, New York.

Listing and Trading

   The Notes are eligible for trading on the PORTAL Market. CP Ships' common shares are listed under the symbol "TEU" on the NYSE and TSX.

Enforceability of Judgments

   Given that most of CP Ships' assets, as well as the assets of most of CP Ships' directors and officers, are outside the United States, any judgment obtained in the United States against CP Ships or certain of CP Ships' directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

   CP Ships has been informed by McCarthy Tetrault LLP, CP Ships' Canadian counsel, that the laws of the Province of New Brunswick and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of New Brunswick on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a "New York Court") against CP Ships, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the indenture and the Notes that is not impeachable as void or voidable under the internal laws of the State of New York if:

   o the New York Court rendering such judgment had jurisdiction over CP Ships, as recognized by the courts of the Province of New Brunswick or the federal courts of Canada (and submission by CP Ships in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the Notes);

   o such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of New Brunswick, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

   o the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of New Brunswick or any applicable federal laws in Canada;

   o no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of New Brunswick or a federal court of Canada; and

   o the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of New Brunswick or federal court of Canada may only give judgment in Canadian dollars.

   CP Ships has been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

Form, Denomination and Registration of Notes

   The Notes were issued in registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples thereof, in the form of global securities and may be issued in the form of certificated securities, as further provided below. See "Global Securities" for more information.

   The trustee is not required:

   o to issue, register the transfer of or exchange any note for a period of 15 days before a selection of Notes to be redeemed or purchased by CP Ships; or

   o to register the transfer of or exchange any Note so selected for redemption or repurchase in whole or in part, except, in the case of a partial redemption or repurchase, that portion of any of the Notes not being redeemed or purchased by CP Ships.

   See "Global Securities" and "Certificated Securities" for a description of additional transfer restrictions applicable to the Notes.

   No service charge will be imposed in connection with any transfer or exchange of any Note, but CP Ships may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Securities

   One or more global securities were deposited with a custodian for The Depository Trust Company ("DTC"), and registered in the name of DTC or a nominee for DTC.

   Investors hold their interests in a global security directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

   Except in the limited circumstances described below and in "Certificated Securities", holders of Notes represented by interests in a global security will not be entitled to receive Notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC; or by a nominee of DTC to DTC or another nominee of DTC.

   The global securities have been entered by DTC in its book-entry settlement system. The custodian and DTC have electronically record the principal amount of Notes represented by global securities held within DTC. Beneficial interests in the global securities are shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee are considered to be the sole owner or holder of the Notes represented by such global security for all purposes under the indenture and the Notes. No owner of a beneficial interest in a global security may transfer such interest except in accordance with DTC's applicable procedures and the applicable procedures of its direct and indirect participants.

   Payments of principal and interest under a global security will be made to DTC's nominee as the registered owner of such global security. CP Ships expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. CP Ships also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of CP Ships, the trustee, the conversion agent, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made an account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

   DTC has advised CP Ships that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Canadian Legends on the Notes and Common Shares

   The certificates evidencing the Notes and the common shares issuable upon conversion of the Notes will bear a legend to the effect that, unless permitted under Canadian securities legislation, the Notes and common shares issuable upon conversion of the Notes may not be resold or otherwise transferred to Canadian Persons or traded in any province or territory of Canada prior to 25th June 2004.

   The term "Canadian Persons" means any person in Canada or resident in Canada, including any natural person resident in Canada, any partnership or corporation organized or incorporated under the federal laws of Canada or the laws of any province or territory of Canada, any estate of which any executor or administrator is a Canadian person, any trust of which the trustee making the investment decision is a Canadian person, any agency or branch of a foreign entity located in Canada and any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in Canada.

   By its purchase of Notes, each purchaser of Notes will be deemed to acknowledge that the Notes and common shares issuable upon exercise of the Notes may not be offered or sold to any Canadian Person by any non-Canadian Person prior to 25th June 2004 and that each Note and each common share issuable upon conversion of a Note, will also contain a legend substantially to the following effect:

   BY ITS ACQUISITION HEREOF, THE HOLDER OF THIS SECURITY AGREES THAT UNLESS IT IS A CANADIAN PERSON (AS DEFINED IN THE INDENTURE (THE "INDENTURE") OF CP SHIPS LIMITED DATED 24th FEBRUARY 2004) IT WILL NOT TRADE, RESELL OR OTHERWISE TRANSFER THIS SECURITY IN ANY PROVINCE OR TERRITORY OF CANADA OR TO ANY CANADIAN PERSON (AS DEFINED IN THE INDENTURE) BEFORE 25th JUNE 2004.

Certificated Securities

   If DTC notifies CP Ships that it is unwilling or unable to continue as depositary for a global security or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by CP Ships within 90 days of such notice, or an event of default has occurred and the trustee has received a request from a beneficial owner of a Note, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest. Any such certificated security issued in exchange for a beneficial interest in a global security will bear the restricted legend set forth in the indenture and accordingly will be subject to the restrictions on transfer applicable to certificated securities bearing such restricted legend.

Same-Day Settlement and Payment

   The indenture requires that payments in respect of the Notes represented by the global securities be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to Notes in certificated form, CP Ships will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder's registered address.

   The Notes represented by the global securities are eligible to trade in the PORTAL Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. CP Ships expects that secondary trading in any certificated securities will also be settled in immediately available funds.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

   The information described above concerning DTC and its book-entry system has been obtained from sources that CP Ships believes to be reliable, but CP Ships takes no responsibility for the accuracy thereof.

   Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, it is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of CP Ships, the initial purchasers or the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Registration Rights

   CP Ships and the initial purchasers entered into a registration rights agreement on 24th February 2004. Pursuant to the registration rights agreement, CP Ships agreed to file with the SEC within 120 days of 24th February 2004 a shelf registration statement at CP Ships' expense to cover resales of registrable securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. CP Ships agreed to use its reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days of 24th February 2004. Notwithstanding the foregoing, CP Ships is permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a "suspension period").

   When CP Ships uses the term "registrable securities" in this section, CP Ships is referring to the Notes and the common shares issuable upon conversion of the notes until the earliest of:

   o the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement; and

   o the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act.

   CP Ships agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Canada NewsWire, Reuters Economic Services and Bloomberg Business News. A holder who sells registrable securities pursuant to the shelf registration statement generally will be required to deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions). CP Ships will provide to each holder copies of such prospectus, notify each holder when a shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

   Holders of the registrable securities will be required to deliver prescribed information to be used in connection with, and to be named as selling security holders in, the shelf registration statement within the periods set forth in the registration rights agreement in order to have their registrable securities included in the shelf registration statement. Upon receipt of such information and any other information CP Ships may reasonably request following the effectiveness of the shelf registration statement, CP Ships will, within ten business days of receipt or, if later, within ten business days of the end of any period during which CP Ships has suspended use of the prospectus, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver a prospectus to purchasers of registrable securities, subject to CP Ships' right to suspend the use of the prospectus; except that CP Ships is not required to file more than one amendment to the shelf registration statement or supplement to the related prospectus in each calendar quarter to name additional holders as selling security holders under the shelf registration statement. CP Ships will pay the predetermined additional interest or liquidated damages, each as described in the following paragraph, to the holder if CP Ships fails to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. There can be no assurance that CP Ships will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder's ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

   If:

   o the shelf registration statement is not filed with the SEC within 120 days of 24th February 2004,

   o the shelf registration statement has not been declared effective by the SEC within 180 days of 24th February 2004, or

   o the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 45 days in the aggregate in any 3-month period or 90 days in the aggregate in any 12-month period,

(each such event referred to in the bullets above being referred to as a "registration default"), CP Ships will pay certain additional interest in the case of the Notes and liquidated damages in the case of common shares to each holder of registrable securities who has timely provided the required selling security holder information to CP Ships. The additional interest or liquidated damages, as the case may be, payable during any period during which a registration default shall have occurred and be continuing is:

   o in the case of Notes, at a rate per year equal to 0.25% for the first 90-day period, and at a rate per year equal to 0.50% thereafter of the aggregate principal amount of such Notes, or

   o in the case of common shares issued upon conversion of the Notes, at a rate per year equal to 0.25% for the first 90-day period, at a rate per year equal to 0.50% thereafter of the then applicable conversion price (as defined below).

   So long as a registration default continues, CP Ships will pay additional interest or liquidated damages, as the case may be, in cash on 30th June and 30th December of each year to the holder of record of the Notes or common shares issued upon conversion of the Notes, as the case may be, on the immediately preceding 15th June or 15th December. Following the cure of all registration defaults, such additional interest and liquidated damages will cease to accrue with respect to such registration default.

   The term "applicable conversion price" means, as of any date of determination, $1,000 divided by the conversion rate then in effect as of the date of determination or, if no Notes are then outstanding, the conversion rate that would be in effect were Notes then outstanding.

   With respect to references in this document to the payment of interest on any Note, such reference shall be deemed to include the payment of additional interest to the extent that, in such context, additional interest is, was or would be payable.

   CP Ships will use its reasonable best efforts to cause the shelf registration statement to be effective until each of the registrable securities covered by the shelf registration statement ceases to be a registrable security.

   The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement. Copies of the registration rights agreement are available from CP Ships upon request.

Governing Law

   The indenture and the Notes are governed by and construed in accordance with the laws of the State of New York applicable to agreements and instruments entered into and wholly-performed within the State of New York. CP Ships has submitted to the non-exclusive jurisdiction of any federal or state court in the State of New York for purposes of all legal actions and proceedings instituted in connection with the indenture and the Notes. CP Ships will have appointed J.P. LaCasse, CP Ships, 401 East Jackson Street, Suite 3300, Tampa, Florida 33602, as CP Ships' authorized agent upon which process may be served in any such action in any federal or state court in the State of New York.

           ARTICLES OF AMALGAMATION AND DESCRIPTION OF SHARE CAPITAL

   CP Ships has been amalgamated and is subsisting under the laws of the Province of New Brunswick, Canada. The Articles of Amalgamation of CP Ships do not restrict it from carrying on any particular types of business.

   The registered office of CP Ships is located at Brunswick House, 44 Chipman Hill, Saint John, New Brunswick, Canada E2L 4Z6. The head office of CP Ships is located at 2 City Place, Beehive Ring Road, Gatwick Airport, West Sussex RH6 0PA, United Kingdom and its telephone number is +44-20-1293 866200.

   The following summary describes those provisions of CP Ships' Articles of Amalgamation and By-laws, and of applicable laws, that are material to an understanding of the equity securities of CP Ships. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the complete provisions of the Articles of Amalgamation and By-laws of CP Ships. The authorized share capital of CP Ships consists of an unlimited number of common shares without par value, 90,050,870 of which were issued and outstanding as at 12th November 2004, an unlimited number of first preferred shares without par value and an unlimited number of second preferred shares without par value. No first preferred shares or second preferred shares have been issued.

Common Shares

   The holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and have one vote for each common share held at all such meetings, except for meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. Holders of common shares are entitled to receive, as and when declared by the Board, dividends in such amounts and in such form as the Board may determine from time to time. Subject to the rights of creditors and the rights, privileges, restrictions and conditions attaching to the preferred shares (which rank ahead of the common shares), the common shares entitle the holders thereof to receive the remaining property of CP Ships in the event of the liquidation, dissolution or winding-up of CP Ships on a pro rata basis.

First Preferred Shares

   The Board may issue first preferred shares at any time and from time to time on one or more series. However, the Board may not issue any first preferred shares if by doing so, the aggregate amount payable to holders of such shares as a return of capital in the event of a liquidation, dissolution or wind-up of CP Ships or any other distribution of its assets among its shareholders for the purposes of winding-up its affairs (collectively, a "Wind-up") would exceed Cdn$250 million. Subject to the restrictions described below, the Board may determine the rights, privileges, conditions and restrictions attaching to the first preferred shares.

   Holders of first preferred shares are not entitled to voting rights except as required by applicable law. Holders of first preferred shares enjoy priority over holders of common shares and second preferred shares with respect to the payment of dividends and the return of capital in the event of a Wind-up. Dividends may not be declared or paid on common shares or second preferred shares unless all dividends payable on first preferred shares have been paid, or set aside for payment.

Second Preferred Shares

   The Board may issue second preferred shares at any time and from time to time in one or more series. However, the Board may not issue any second preferred shares if by doing so, the aggregate amount payable to holders of such shares as a return of capital in the event of a Wind-up would exceed Cdn$250 million. Subject to the restrictions described below, the Board may determine the rights, privileges, restrictions and conditions attaching to the second preferred shares. Holders of second preferred shares enjoy priority over holders of common shares with respect to the payment of dividends and the return of capital in the event of a Wind-up. Dividends may not be declared or paid on the common shares unless all dividends payable on second preferred shares have been paid, or set aside for payment.

Meetings of Shareholders

   The last general meeting of holders of common shares was held on 4th May 2004. Future general meetings must be held not later than 15 months after the date of the last general meeting. At each meeting (i) the audited consolidated financial statements must be put before the shareholders, (ii) the auditors must be appointed and (iii) the directors will be elected. Annual or special meetings of shareholders may be held anywhere in the world as determined by the Board. Voting may be effected in person or by written proxy and the quorum for any shareholders meeting shall not be less than two persons present holding or representing not less than 5% of the total number of votes attaching to the issued and outstanding shares enjoying voting rights at such meeting.

Pre-emptive Rights

   Holders of common shares are not entitled to statutory pre-emptive rights in connection with any new issue of common shares authorized by the Board.

Modifications, Subdivisions and Consolidations

   In accordance with the Business Corporations Act (New Brunswick), Canada, the amendment of certain rights of holders of a class of shares, including the common shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting separately as a class at a special meeting of such holders. In circumstances where the rights of a class or series of shares may be amended and the holders of a class or series of shares are entitled to vote separately, such shareholders have the right under the Business Corporations Act (New Brunswick), Canada to dissent from such amendment and require that CP Ships pay them the fair value of their shares.

Limitations on Non-Canadians Shareholders

   There are no limitations on the rights of non-resident or foreign shareholders to own securities of CP Ships or to vote such securities imposed by Canadian law or by the Articles of Amalgamation and By-laws of CP Ships.

Change of Control Provisions

   No provisions of CP Ships' Articles of Amalgamation or By-laws would have the effect of delaying, deterring or preventing a change of control of CP Ships. See "-- Shareholder Rights Plan" and "Description of Indebtedness and Certain Other Obligations".

Common Shares Outstanding and Reserved for Issuance

   As at 12th November 2004, (i) 90,050,870 common shares were issued and outstanding and (ii) approximately 7,449,000 common shares were reserved for issuance to the directors and employees of CP Ships' under its share compensation arrangements.

Shareholder Rights Plan

   On 30th July 2001, CP Ships adopted a Shareholder Rights Plan (the "Rights Plan") as set out in Shareholder Rights Plan Agreement dated 30th July 2001 between CP Ships and Computershare Trust Company of Canada as trustee. The Rights Plan was amended and reconfirmed by CP Ships' shareholders on 17th April 2002. The Rights Plan is intended to provide CP Ships with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid and to provide all shareholders with an equal opportunity to participate in the bid. The Rights Plan must be reconfirmed by a majority of shareholders of CP Ships at the annual meeting of shareholders in 2005. If the Rights Plan is not so confirmed, it will terminate at the end of such annual meeting.

   The following summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan.

   Under the Rights Plan, one right ("Right") is issued and attaches to each outstanding common share. The Rights will separate from the common shares and will be exercisable ten trading days after a person has acquired, or commenced a take-over bid to acquire, beneficial ownership of 20% or more of the common shares (a "Flip-in Event"), subject to the Board postponing such separation. Following a Flip-in Event, each Right (other than Rights held by the person that initiated the Flip-in Event) will permit the holders of Rights to purchase common shares at a 50% discount to their market price. The Rights are not exercisable if the take-over bid is made pursuant to an offer which (a) has been made by way of a take-over bid circular, (b) has been made to all shareholders of CP Ships, (c) is outstanding for a minimum of sixty days, and (d) provides that, if more than 50% of the common shares held by Independent Shareholders (as defined in the Rights Plan) are tendered to the bid and not withdrawn within the sixty (60) day period, the bidder must make a public announcement to that effect and allow for the tendering of additional common shares for an additional ten (10) day period.

   The Board may waive the application of the Rights Plan if the take-over bid is made by way of a circular to all holders of common shares. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the common shares provided that they are not making a take-over bid. The Rights Plan does not detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of CP Ships.

                       CERTAIN INCOME TAX CONSIDERATIONS

   The following discussion summarizes certain material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes and common shares issued upon their conversion. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser.

Canadian Federal Income Tax Considerations

   The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes who acquires Notes pursuant to this prospectus and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), holds the Notes and common shares acquired under the terms of the Notes as capital property, is not affiliated with CP Ships and deals with CP Ships at arm's length (a "Holder"). Generally, Notes and common shares will be considered to be capital property to a Holder provided that the Holder does not hold the Notes or common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them as an adventure in the nature of trade. This summary is not applicable to any Holder that is a "financial institution" (as defined in the Canadian Tax Act) for the purposes of the mark-to-market rules or any Holder an interest in which would be a "tax shelter investment" (as defined in the Canadian Tax Act). This summary also assumes that CP Ships is resident in Canada for the purposes of the Canadian Tax Act. See "Risk Factors -- Risks Relating to CP Ships -- Any increase in tax rates or change in tax residency could adversely affect CP Ships".

   This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and counsel's understanding of the administrative practices and policies published in writing by the Canada Revenue Agency (the "CRA"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not anticipate any changes in law whether by legislative, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all.

   THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATION WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY PARTICULAR HOLDER IS MADE. CONSEQUENTLY, PROSPECTIVE INVESTORS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF HOLDING AND DISPOSING OF NOTES AND COMMON SHARES ACQUIRED UNDER THE TERMS OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

Residents of Canada

   This section of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act is or is deemed to be a resident of Canada (a "Canadian Holder"). Certain Canadian Holders whose Notes or common shares acquired under the terms of the Notes might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have the Notes and common shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent years deemed to be capital property.



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

Taxation of Interest on Notes

   A Canadian Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on a Note that accrues to the Canadian Holder to the end of that taxation year or became receivable or is received by it before the end of that taxation year, except to the extent that such amount was included in the Canadian Holder's income for a preceding taxation year.

   Any other Canadian Holder, including an individual, will be required to include in computing for a taxation year any interest on a Note received or receivable by such Canadian Holder in that taxation year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such amount was included in the Canadian Holder's income for a preceding taxation year. In addition, although the Note is not an "investment contract" (as defined in the Canadian Tax Act), if at any time a Note should become an "investment contract" in relation to a Canadian Holder, such Canadian Holder will be required to include in computing income for a taxation year any interest that accrues to the Canadian Holder on the Note to the end of any "anniversary day" (as defined in the Canadian Tax Act) in that year to the extent such interest was not otherwise included in the Canadian Holder's income for that year or a preceding taxation year.

   A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) is liable for a refundable tax of 6 2/3% on certain investment income, including interest.

   Any amount paid by CP Ships as a penalty or bonus because of early repayment of all or part of the principal amount of a Note will be deemed to be interest received at that time by the Canadian Holder to the extent that such amount can reasonably be considered to relate to, and does not exceed the value at the time of the payment of, the interest that would have been paid or payable by CP Ships on the Note for a period ending after the payment of such amount.

   On a disposition or a deemed disposition of Notes, a Canadian Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition, to the extent that such amounts have not otherwise been included in the Canadian Holder's income for the year or a preceding taxation year.

Exercise of Conversion Right

   A Canadian Holder that converts a Note into common shares only pursuant to the Canadian Holder's right of conversion will not be considered to realize a capital gain or capital loss on such conversion. The cost to such Canadian Holder of the common shares acquired on the conversion generally will be equal to the Canadian Holder's adjusted cost base of the Note immediately before the conversion. The adjusted cost base to a Canadian Holder of the common shares acquired on the conversion will be averaged with the adjusted cost base of all other common shares held by the Canadian Holder as capital property. Under the current administrative practice of the CRA, a Canadian Holder who, on conversion of a Note, receives an amount not in excess of $200 in lieu of a fraction of a common share may either treat this amount as proceeds of disposition of a portion of a Note, thereby realizing a capital gain or capital loss, or alternatively may reduce the adjusted cost base of the common shares that the Canadian Holder receives on the conversion by the amount of cash received.

Disposition of Notes

   A disposition or deemed disposition of a Note, including a redemption, purchase for cancellation, payment on maturity or the exercise by a Canadian Holder of its conversion right where CP Ships elects to deliver cash in lieu of some or all of the common shares to be delivered on conversion (but not including a conversion of a Note into common shares pursuant only to a Canadian Holder's right of conversion as described above under the heading "Residents of Canada -- Exercise of Conversion Right") will give rise to a capital gain (or capital loss) to the extent that the Canadian Holder's proceeds of disposition, net of any accrued interest or other amount included in computing the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Note to the Canadian Holder immediately before the disposition.

   One-half of the amount of any capital gain (a "taxable capital gain") realized by a Canadian Holder in a taxation year generally must be included in computing the Canadian Holder's income in that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Canadian Holder in a taxation year generally may be deducted from taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Canadian Tax Act. A capital gain realized by an individual may give rise to a liability for alternative minimum tax.

   A Canadian Holder that is a "Canadian-controlled private corporation" (as defined in the Canadian Tax Act) is liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Common Shares

   Dividends declared and paid on a Canadian Holder's common shares will be included in the Canadian Holder's income as taxable dividends received from a taxable Canadian corporation. The normal gross-up and dividend tax credit rules will apply to dividends received by a Canadian Holder who is an individual and dividends received by a Canadian Holder which is a corporation will normally be deductible in computing its taxable income. Certain corporations may be liable to pay a refundable tax under Part IV of the Canadian Tax Act on such dividends.

   A disposition or deemed disposition of a common share will generally result in the Canadian Holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition of the common share exceed (or are less than) the aggregate of the Canadian Holder's adjusted cost base of the common share and any reasonable costs related to the disposition. The general tax treatment of capital gains and capital losses is discussed above under the heading "Residents of Canada -- Disposition of Notes".

   In the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition or deemed disposition of a common share may be reduced by the amount of dividends previously received or deemed to have been received thereon in accordance with detailed rules contained in the Canadian Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares or where a partnership or trust, of which a corporation is a member or beneficiary, itself is a member of a partnership or a beneficiary of a trust that owns common shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

Non-Residents of Canada

   This section of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Canadian Tax Act, is not, has not been and will not be or be deemed to be, resident in Canada at any time while he or she holds or held Notes or common shares (or other property for which common shares were substituted in a tax deferred transaction), does not use or hold and will not be deemed to use or hold the Notes or common shares in connection with carrying on a business in Canada, and in respect of whom the Notes or common shares are not "designated insurance property" (a "Non-Resident Holder").

Taxation of Interest on Notes

   A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited by CP Ships as, on account or in lieu of payment of, or in satisfaction of, the principal of the Notes or interest or premium thereon.

Exercise of Conversion Right

   A Non-Resident Holder that converts a Note into common shares only pursuant to the Non-Resident Holder's right of conversion will not be considered to realize a capital gain or capital loss on such conversion.

Disposition of Notes and Common Shares

   A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Note, including on the exercise by a Non-Resident Holder of its conversion right where CP Ships elects to deliver cash in lieu of some or all of the common shares to be delivered on conversion (but not including a conversion of a Note into common shares only pursuant to a Non-Resident Holder's right of conversion as described above under the heading "Non-Residents of Canada -- Exercise of Conversion Right") or a common share acquired under the terms of the Notes, as the case may be, unless the Note or common share constitutes "taxable Canadian property" (as defined in the Canadian Tax Act) of the Non-Resident Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the common shares are then listed on a prescribed stock exchange (which currently includes the TSX and the NYSE), the Notes and the common shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of CP Ships.

Taxation of Dividends on Common Shares

   Under the Canadian Tax Act, dividends on common shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Canada-United States Income Tax Convention, a Non-Resident Holder resident in the United States and entitled to the benefits of that convention will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

United States Federal Income Tax Considerations

   The following is a summary of the principal U.S. federal income tax considerations generally applicable to a U.S. Holder who acquires Notes or common shares in a secondary market transaction. As used in this summary of U.S. federal income tax considerations, the term "U.S. Holder" means a beneficial holder of a Note or common share that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" have the authority to control all substantial decisions of the trust. As used in this summary of U.S. federal income tax considerations, the term "Non-U.S. Holder" means any beneficial owner of a Note that is not a U.S. Holder.

   This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and CP Ships has not obtained, nor does CP Ships intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the Notes or common shares. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of U.S. Holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, persons that own, or are deemed to own, 10% of more of the voting shares of CP Ships and persons holding Notes or common shares as part of a hedging or conversion transaction or straddle or persons deemed to sell Notes or common shares under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. Holders of the Notes and common shares. In addition, this discussion is limited to purchasers of Notes or common shares who will hold the Notes and common shares as "capital assets" within the meaning of Section 1221 of the Code (generally, for investment).

   All prospective investors in the Notes and common shares are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the Notes and the common shares, including the possible application of any income tax treaty.

   This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the Notes or common shares by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Notes or common shares, the U.S. federal income tax treatment of a



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

partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of the Notes or common shares that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the Notes and common shares.

Filing of the Shelf Registration Statement

   The filing of the shelf registration statement will not be a taxable event for United States federal income tax purposes. A holder of Notes or common shares will not recognize any taxable gain or loss as a result of the filing of the shelf registration statement, and the holder's tax basis and holding period in its Notes or common shares will remain the same.

United States Holders

Interest on Notes

   A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on the Notes, in accordance with the U.S. Holder's regular method of U.S. federal income tax accounting. Such interest will be treated as income from outside the United States but generally will be "passive income" or, in the case of certain types of U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. See "Credit for Foreign Taxes Withheld", below.

Market Discount

   If a U.S. Holder acquires a Note for an amount that is less than, in general, the Note's principal amount, the amount of such difference is treated as "market discount." Market discount is disregarded under a de minimis rule if such difference is less than 1/4 of one percent of the principal amount of the Note multiplied by the number of complete years to maturity after the U.S. Holder acquires the Note. A U.S. Holder is required to treat any principal payment on, or any gain on the sale, retirement or other disposition of, a Note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis unless the U.S. Holder elects to determine the amount of accrued market discount on a constant interest rate basis. A U.S. Holder may elect to include market discount in income currently as it accrues. Such election will apply to all debt instruments acquired by the U.S. Holder on or after the first taxable year to which such election applies and is irrevocable without the consent of the IRS.

Amortizable Bond Premium

   "Amortizable bond premium" may arise from the purchase of a Note in a secondary market transaction. Such premium is equal to the excess of the purchase price of the Note, reduced by any amount attributable to the conversion right, over, in general, the Note's principal amount. The amount attributable to the conversion right may be determined under any reasonable method, including by reference to the trading prices of comparable, but nonconvertible, notes issued by CP Ships or other issuers. Generally, a U.S. Holder may elect to amortize bond premium as an offset to interest income, using a constant yield method. The premium amortization is calculated assuming that CP Ships will exercise redemption rights in a manner that maximizes the U.S. Holder's yield. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the Note by the amount of the premium used to offset interest income. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

Additional Payments

   In certain circumstances, CP Ships may be obligated to pay holders of the Notes amounts in excess of stated interest or principal. For example, as more fully described under "Description of Notes -- Registration Rights", in the event of a "registration default" CP Ships will be required to pay additional interest to holders of the Notes. Additionally, CP Ships will be required to pay Additional Amounts if certain withholding taxes are imposed on payments on the Notes, as more fully described in "Description of Notes -- Additional Amounts". Although the matter is not free from doubt, CP Ships intends to take the position that the contingency that CP Ships will make such additional payments is "remote" within the meaning of the applicable Treasury regulations and does not intend to treat the possibility of such payments as causing the Notes to be considered issued with "original issue discount" or as requiring the Notes to be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. On that basis, CP Ships believes that such additional payments, if any, will be taxable to a U.S. Holder as ordinary income at the time such payments accrue or are received in accordance with the holder's method of U.S. federal income tax accounting.

Conversion of Notes into Common Shares

   A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note into common shares except (i) with respect to cash received in lieu of a fractional common share and (ii) to the extent that any common shares are considered attributable to accrued but unpaid interest not previously included in gross income. Cash received in lieu of a fractional common share should generally be treated as a payment in exchange for the fractional common share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of a fractional common share generally will equal the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share, and will be long-term capital gain or loss if the U.S. Holder will have held the Note for more than one year at the time of conversion. See "Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares", below, for a discussion of the consequences of capital-gain treatment. The fair market value of common shares that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary interest income to the extent not previously included in gross income. See "-- Interest on Notes" above.

   The initial tax basis of common shares received on conversion (other than common shares attributable to accrued but unpaid interest not previously included in gross income) will equal the adjusted tax basis of the Note converted, reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash. The initial tax basis of common shares attributable to such accrued but unpaid interest will be the fair market value of such common shares. The holding period for the common shares received on conversion will generally include the period during which the converted Note was held prior to conversion. The holding period for common shares attributable to accrued but unpaid interest will, however, commence on the day following the date of delivery of the common shares.

Conversion of Notes into Cash or Common Shares and Cash

   As discussed above under "Description of Notes -- Conversion Rights -- Conversion Procedures", CP Ships will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the Notes. If a U.S. Holder converts a Note and CP Ships delivers solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the Note, having the consequences for the holder described below under "Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares".

   If a U.S. Holder converts a Note and CP Ships delivers a combination of common shares and cash, and such cash is not merely received in lieu of a fractional common share, the U.S. federal income tax treatment to the holder is uncertain. For U.S. federal income tax purposes, the transaction will be treated as an exchange of the Note for a combination of cash and common shares. Assuming the Note is a "security" for U.S. federal income tax purposes, which is likely, a U.S. Holder will be required to recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (being the excess, if any, of the fair market value of the common shares received plus the cash received over the adjusted tax basis in the Note exchanged therefor) and (ii) the cash received. Such gain generally will be long-term capital gain if the U.S. Holder will have held the Note for more than one year at the time of the exchange. See "Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares", below, for a discussion of the consequences of capital-gain treatment. The U.S. Holder's adjusted tax basis in the common shares received generally will equal the adjusted tax basis in the Note exchanged (exclusive of any basis allocable to a fractional share), decreased (but not below zero) by the cash received (other than cash in lieu of a fractional share) and increased by the amount of gain recognized (other than gain with respect to a fractional share). The U.S. Holder's holding period for the common shares received upon exchange of the Note will include the holding period for the Note so exchanged.

   Alternatively, the cash payment might be treated as the proceeds from the redemption of a portion of the Note and taxed in the manner described under "Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares", below. In such case, the U.S. Holder's adjusted tax basis in the Note (exclusive of any basis allocable to a fractional share) would be allocated pro rata between the common shares received and the portion of the Note that is treated as redeemed for cash. The holding period for the common shares received in the conversion would include the holding period for the Note.

   In either case, a U.S. Holder should be entitled to treat any cash received in the exchange as applied first to the satisfaction of any accrued but unpaid interest on the Note. U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common shares upon a conversion.

Adjustment of Conversion Rate

   The conversion rate of the Notes is subject to adjustment under certain circumstances, see "Description of Notes -- Conversion Rights -- Conversion Rate Adjustments". Certain adjustments (or failures to make adjustments) to the conversion rate of the Notes may result in a taxable constructive dividend distribution to a U.S. Holder of a Note. This will occur if and to the extent that certain adjustments in the conversion rate, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common shares of CP Ships), increase the proportionate interest of a U.S. Holder of a Note in the fully diluted common shares. The amount of any constructive dividend distribution will be limited to the amount of CP Ships' current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because a constructive dividend distribution may occur whether or not a U.S. Holder ever exercises the conversion privilege, such holder may recognize income even though such holder does not receive any cash or property as a result of the adjustment (or failure to adjust). Adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution in the interest of the holders of the Notes, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares

   Subject to the passive foreign investment company ("PFIC") rules discussed below, gain or loss, if any, realized by a U.S. Holder on the sale, exchange (other than a conversion), redemption or other disposition of a Note or common share will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Note or common share and the amount realized on the disposition (other than, in the case of a Note, any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income). Any amount attributable to accrued market discount that has not previously been included in income will be taxed in the manner described above, see "--Market Discount". A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder increased by the amount of market discount previously included in the U.S. Holder's income with respect to the Note and reduced by any principal payments received by such holder and any bond premium used to offset interest income, see "--Amortizable Bond Premium" above. A U.S. Holder's adjusted tax basis in a common share purchased in a secondary market transaction generally will equal the cost of such common share. A U.S. Holder's adjusted tax basis in a common share acquired through conversion of a
Note is discussed above.

   Gain or loss realized on the sale, exchange, redemption or other disposition of a Note or common share generally will be capital gain or loss (subject to the market discount rules described above), and will be long-term capital gain or loss if at the time of the disposition the Note or common share has been held for more than one year. For non-corporate taxpayers, including individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income (generally 15% for most gains recognized in taxable years beginning on or before 31st December 2008). The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. Any gain or loss realized by a U.S. Holder on the sale of a Note or a common share will generally constitute U.S. source gain or loss for foreign tax credit purposes.

Distributions on Common Shares

   Subject to the PFIC rules discussed below, the gross amount of any distribution by CP Ships (including any Canadian taxes withheld therefrom) with respect to common shares generally will be included in the gross income of a U.S. Holder as dividend income to the extent paid out of CP Ships' current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that CP Ships is not a PFIC, such dividends should be "qualified dividend income", which, if received by a U.S. Holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before 31st December 2008, is subject to tax at the rates applicable to adjusted capital gain, discussed above. Qualified dividend income does not include dividends received on common shares with respect to which the U.S. Holder has not met a minimum holding-period requirement or to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares). See "Credit for Foreign Taxes Withheld", below, for a discussion of the source of dividends on common shares for U.S. foreign tax credit purposes.

   To the extent that the amount of any distribution exceeds CP Ships' current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the common shares and, to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the common shares, will be taxed as a capital gain from the sale or exchange of the common shares.

   If a U.S. Holder receives a dividend in other than U.S. dollars, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend (including any amount withheld and calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividend), whether or not the payment is converted into U.S. dollars at that time. In such case, the U.S. Holder may recognize U.S.-source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

Credit for Foreign Taxes Withheld

   Subject to the limitations set forth in Sections 901 and 904 of the Code (including certain holding-period requirements), the foreign tax withheld or paid, if any, with respect to interest on the Notes or dividends on the common shares generally will be eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which the U.S. Holder elects to do so with respect to all foreign income taxes.

   The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. If CP Ships is not a "United States-owned foreign corporation", interest on Notes and dividends on the common shares will generally be treated for U.S. foreign tax credit purposes as foreign source "passive income" or, in the case of certain types of U.S. Holders, "financial services income". If, and for so long as, CP Ships is a United States-owned foreign corporation, and dividends CP Ships pays on the common shares may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as either foreign-source "passive income" (or "financial services income") or as U.S.-source income, in proportion to CP Ships' earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. CP Ships will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of its stock is held, directly or indirectly, by U.S. Holders. No assurance can be given as to whether CP Ships will be treated as a United States-owned foreign corporation.

   U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign taxes withheld.

Liquidated Damages

   In the event of a "registration default", as described in "Description of Notes -- Registration Rights", CP Ships will be required to pay liquidated damages to holders of common shares issued upon conversion of Notes. These amounts will be taxable to a U.S. Holder as ordinary income at the time such payments accrue or are received in accordance with the holder's method of U.S. federal income tax accounting.

Passive Foreign Investment Company

   If CP Ships were to be treated as a PFIC, U.S. Holders of the Notes or common shares could be subject to a variety of adverse tax consequences, including higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the Notes (other than by conversion) or the common shares, than otherwise would apply. In addition, the lower rates of taxation recently announced for "qualified dividend income" are not available to dividends paid by PFICs. A non-U.S. corporation is classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on the nature of CP Ships' income, assets and activities and the manner in which CP Ships plans to operate its business in future years, CP Ships does not expect to be classified as a PFIC for any taxable year. However, because the PFIC determination will be made annually on the basis of CP Ships' income and assets, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that CP Ships will not be a PFIC in the current or subsequent taxable years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if CP Ships were to be treated as a PFIC.

Information Reporting and Backup Withholding

   The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at the rate of 28% from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

   Payments of interest or dividends to a U.S. Holder that is not an exempt recipient will be subject to information reporting and backup withholding unless the holder provides CP Ships or CP Ships' paying agent with a correct taxpayer identification number and complies with certain certification procedures.

   Payments made to U.S. Holders by a broker upon a sale of Notes or common shares will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by United States persons or is engaged in a U.S. trade or business.

   Any amounts withheld from a payment to a U.S. Holder of Notes or common shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

   A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on (i) interest paid or accrued on the Notes, (ii) payments of Additional Amounts on the Notes, (iii) receipt of common shares upon conversion of the Notes, or (iv) gain realized upon the disposition of the Notes, whether by redemption or sale. Similarly, distributions by CP Ships with respect to common shares, and gain realized upon the disposition of common shares will generally not be subject to U.S. federal income or withholding tax. However, gain realized on the disposition of Notes or common shares by an individual Non-U.S. Holder who is present in the United States for 183 days or more of the taxable year of the sale and meets certain other conditions will be subject to U.S. federal income tax at a 30% rate. In addition, if a Non-U.S. Holder recognizes income or gain on the Notes or common shares and such income or gain is effectively connected with the conduct of such Non-U.S. Holder's trade or business within the United States, the income and gain that is effectively connected with the conduct of such trade or business or, if certain treaty provisions apply, is attributable to a permanent establishment in the United States will generally be subject to U.S. federal income tax in the same manner as income or gain realized by a U.S. Holder. In addition, for a corporate Non-U.S. Holder, the earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

   A Non-U.S. Holder will not be subject to information reporting or backup withholding (at a current rate of 28%) with respect to interest payments on the Notes or payments of dividends on common shares if such interest or dividends are paid by a non-U.S. payor or non-U.S. middleman to a Non-U.S. Holder through an account maintained outside the United States. However, unless a Non-U.S. Holder establishes an exemption (as described below), information reporting and backup withholding will generally apply to all interest paid on the Notes and dividends paid with respect to common shares if such amounts (i) are paid by a U.S. payor or U.S. middleman or (ii) are paid in the United States. For this purpose, a payment will be considered to be made in the United States if it is paid to an account maintained by the payee in the United States or is mailed to a U.S. address. Further, if interest payments on the Notes or dividend payments on common shares are paid to a Non-U.S. Holder through a foreign office of a broker that is (i) a U.S. person as defined under the Code, (ii) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation within the meaning of the Code, or a (iv) foreign partnership with certain connections to the United States, such interest and dividends will be subject to information reporting (but not backup withholding) unless a Non-U.S. Holder establishes an exemption from such reporting (as described below).

   Generally, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the gross proceeds of a sale of the Notes or the common shares effected outside the United States. However, unless a Non-U.S. Holder establishes an exemption (as described below), the gross proceeds of any sale of the Notes or common shares made through a U.S. office of any broker, foreign or domestic, will be subject to information reporting and backup withholding.

    To establish an exemption from information reporting and backup withholding, a Non-U.S. Holder must timely provide an IRS Form W-8BEN (or other applicable form) certifying under penalties of perjury that such holder is a non-United States person as defined under the Code. Notwithstanding any IRS Form W-8BEN or other documentary evidence, a broker or other payor who has actual knowledge or reason to know that a holder is a U.S. person will be required to backup withhold and file information returns with the IRS if such broker or payor is a U.S. person or has certain connections to the United States.


                             PLAN OF DISTRIBUTION

    The Notes were issued on 24th February 2004 and offered and sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in certain Canadian provinces pursuant to exemptions from the requirement to file a prospectus in the province in which such sales were made.

    Holders are entitled to the benefits of a registration rights agreement described under "Description of Notes -- Registration Rights", pursuant to which CP Ships has filed this prospectus as a base shelf prospectus with the Alberta Securities Commission under the Canadian Securities Administrators, National Instrument 44-102 and a registration statement including this prospectus with the SEC under the Securities Act.

    All information omitted from this prospectus will be contained in a prospectus supplement that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution to which the prospectus supplement pertains. The only information that will be contained in any prospectus supplement to this prospectus is the information required by applicable securities legislation and a current list of the holders who have delivered a completed selling security holder's questionnaire to CP Ships (each, an "Electing Holder"); the aggregate principal amount of the Notes held by each such Electing Holder and the number of Common Shares into which the Notes are convertible. An initial list of Electing Holders is set forth in Schedule A hereto, which is incorporated and forms a part of this prospectus and which may be updated by way of a prospectus supplement as described above.

    An Electing Holder may sell at any time, or from time to time, pursuant to this prospectus, the aggregate principal amount of the Notes held by such Electing Holder as set forth in Schedule A to this prospectus and in a prospectus supplement, as the case may be, or the number of Common Shares into which such Electing Holder has converted its Notes, and the aggregate principal amount payable of the Notes, or the number of Common Shares, as the case may be, held by such Electing Holders shall thereafter be reduced to the extent of such sales. The Notes held by the Electing Holders were either acquired by them upon the issuance of the Notes on 24th February 2004 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

    CP Ships is registering the Securities covered by this prospectus under the Securities Act to permit any Electing Holders to conduct public secondary trading of these Securities from time to time after the date of this prospectus in accordance with the federal securities laws of the United States. CP Ships has agreed, among other things, to bear all fees and expenses, other than any underwriting compensation, in connection with the registration and sale of the Securities covered by this prospectus. Additionally, CP Ships has agreed to indemnify the holders against certain liabilities, including liabilities under the Securities Act, and each Electing Holder has agreed to indemnify CP Ships and any persons who control CP Ships, as defined in the federal securities laws of the United States, against any liability with respect to any information furnished by such holder in writing to CP Ships expressly for use in the shelf registration statement.

    CP Ships will not receive any of the proceeds from the sale of the Securities by Electing Holders. Electing Holders may sell all or any portion of the Securities beneficially owned by them and offered hereby from time to time:

        o    directly; or

        o through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from Electing Holders or from the purchasers of the Securities for whom they may act as agent.

The Securities may be sold from time to time in one or more transactions at:

        o    fixed prices, which may be changed;

        o    varying prices determined at the time of sale; or

        o    negotiated prices.

    The prices will be determined by Electing Holders or by agreement between Electing Holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to Electing Holders from the sale of the Securities offered by them will be the purchase price of the Securities less discounts and commissions, if any.

    The sales described in the preceding paragraph may be effected in transactions:

        o on any U.S. or Canadian national securities exchange or quotation service on which the Securities may be listed or quoted at the time of the sale, including the NYSE and the TSX in the case of the underlying common shares;

        o    in the over-the-counter market;

        o in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

        o    through the writing of options.

    These transactions may include block transactions or "crosses". Crosses are transactions in which the same broker acts as agent on both sides of the trade.

    Once any security is sold by an Electing Holder pursuant to this prospectus and a related prospectus supplement, such security is not thereafter covered by this prospectus even if subsequently reacquired by an Electing Holder.

    CP Ships' outstanding common shares are listed on the NYSE and the TSX, each of which has approved the listing of the underlying common shares. CP Ships does not intend to list the Notes for trading on any securities exchange in the United States or Canada. Accordingly, no assurance an be given as to the development of an active trading market for the Notes. See "Risk Factors -- Absence of a public market for the Notes could cause investors in the Notes to be unable to resell them for an extended period of time."

    In order to comply with the securities laws of certain U.S. states and Canadian jurisdictions, if applicable, the Notes and underlying common may be sold in such jurisdictions only through registered or licensed brokers or dealers.

    The holders and any underwriters, dealers or agents that participate in the distribution of the Securities offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by them might be deemed to be underwriting compensation under the Securities Act.

    There is no assurance that any selling holder will sell any or all of the Notes or underlying common shares described in this prospectus, and any selling holder may transfer, devise or gift such Securities by other means not described in this prospectus.

    In connection with any offering of Securities, the underwriters, if any, may offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon by Sidley Austin Brown & Wood LLP, Chicago, Illinois, United States counsel to CP Ships, and McCarthy Tetrault, Canadian counsel to CP Ships.

                                  SCHEDULE A

    The table below sets forth the name each Electing Holder, the principal amount of Notes beneficially owned by each Electing Holder and the number of Common Shares into which the Notes are initially convertible that may be offered under this prospectus. CP Ships has prepared the table below based on the information given to the Company by the Electing Holders named in the table on or prior to 12th November 2004.

    Unless otherwise disclosed, no Electing Holder has indicated that it has held any position or office or had any other material relationship with the Company or its affiliates during the past three years. The Electing Holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes or Common Shares since the date as of which the information is presented in the table. Because the Electing Holders may offer all or some of their Notes or Common Shares from time to time, CP Ships cannot estimate the amount of the Notes or Common Shares that will be held by the Electing Holders upon the termination of any particular offering.

    Only Electing Holders identified below who beneficially own the Notes or Common Shares set forth opposite each such holder's name in the table on the effective date of the registration statement, of which this prospectus forms a part, may sell such Securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the Notes or Common Shares by any holder not identified below, the registration statement of which this prospectus forms a part will be amended by a post-effective amendment to set forth the name and aggregate amount of Notes or Common Shares beneficially owned by the Electing Holder intending to sell such Notes or Common Shares and the aggregate amount of Notes or Common Shares to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any Electing Holder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with, CP Ships during the three years prior to the date of the prospectus if such information has not been disclosed herein.


                        Electing Holder                              Principal amount of     Number of Common
                                                                        Notes held               Shares

CNH LA Master Account, L.P.                                                      $500,000          -
Credit Suisse First Boston Europe Limited                                      $3,500,000
DKR Soundshore Strategic Holding Fund Ltd.                                       $750,000
DKR Soundshore Opportunity Holding Fund Ltd.                                   $1,500,000
Goldman, Sachs & Co.                                                          $23,000,000
Grace Convertible Arbitrage Fund, Ltd.                                         $5,500,000
LDG Limited                                                                       $64,000
Lighthouse Multi-Strategy Master Fund LP                                          $25,000
Lyxor/Qyuest Fund Ltd                                                            $125,000
Man Convertible Bond Master Fund, Ltd.                                         $4,591,000
Morgan Stanley Convertible Securities Trust                                      $800,000
Polygon Global Opportunities Master Fund                                       $3,500,000
Quest Global Convertible Fund Ltd                                                $350,000
RBC Alternative Assets, L.P.                                                     $100,000
S.A.C. Arbitrage Fund, LLC                                                     $5,000,000
Sphinx Fund                                                                       $42,000
St. Thomas Trading, Ltd.                                                       $5,909,000
TQA Master Fund, Ltd.                                                            $618,000
TQA Master Plus Fund Ltd.                                                        $967,000
Univest Multi Strategy FD                                                        $200,000



                                                    A-1

                        Electing Holder                              Principal amount of     Number of Common
                                                                        Notes held               Shares
Allstate Insurance Company                                                     $3,000,000
Argent Classic Convertible Arbitrage Fund L.P.                                   $560,000
Argent LowLev Convertible Arbitrage Fund II, LLC                                  $70,000
Arlington County Employees' Retirement System                                    $155,000
CIBC World Markets                                                             $5,500,000
CQS Convertible and Quantitative Strategies Master Fund Limited                $1,000,000
Defined Benefit Plan of Zeneca AG Products Holdings, Inc.                        $100,000
Delta Airlines Master Trust                                                       $45,000
FrontPoint Convertible Arbitrage Fund, L.P.                                    $3,500,000
HFR CA Select Fund                                                             $1,000,000
Institutional Benchmarks Master Fund, LP                                       $2,500,000
Jefferies & Company, Inc                                                       $3,500,000
KBC Financial Products USA Inc                                                 $2,790,000
Lehman Brothers Inc                                                           $10,000,000
Mellon HBV Master Convertible Arbitrage Fund LP                                  $857,000
Mellon HBV Master Leveraged Multi-Strategy Fund LP                                $46,500
Mellon HBV Master Multi-Strategy Fund LP                                         $418,500
Microsoft Corporation                                                            $245,000
Mint Master Fund Ltd.                                                            $178,000
Morgan Stanley & Co Inc.                                                       $4,925,000
Norbord, Inc.                                                                     $35,000
OCM Global Convertible Securities Fund                                            $50,000
OCM International Convertible Trust                                              $200,000
OCM Non-U.S. Convertible Securities Fund                                         $115,000
Royal Bank of Canada                                                           $3,000,000
Sage Capital Management LLC                                                    $2,050,000
San Diego County Employee Retirement Association                               $2,500,000
Silvercreek II Limited                                                           $660,000
State Employees' Retirement Fund of the State of Delaware                      $1,085,000
TD Securities (USA) LLC                                                        $1,099,409
The St. Paul Travelers Companies, Inc. - Commercial Lines                         $35,000
The St. Paul Travelers Companies, Inc. - Personal Lines                           $25,000
Tribeca investments limited                                                   $10,500,000
Wachovia Capital Markets LLC                                                   $2,500,000
Wachovia Securities International Ltd.                                         $9,000,000
WPG Convertible Arbitrage Overseas Master FD                                     $800,000
Xavex - Convertible Arbitrage 7 Fund                                             $178,000
Xavex Convertible Arbitrage 10 Fund                                              $280,000
Zazove Convertible Arbitrage Fund, LP                                          $6,300,000
Zazove Hedged Convertible Fund, LP                                             $4,500,000
Zazove Income Fund, LP                                                         $1,500,000
Zeneca Holdings Pension Trust                                                    $245,000
Zurich Institutional Benchmarks Master Fund Ltd.                                 $131,000
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